2019 PROXY STATEMENT
NOTICE OF ANNUAL MEETING

June 12, 2019, 8 a.m.
Caterpillar Building Construction Products
Clayton Campus
954 NC Highway 42 East
Clayton, NC 27527



CAT
426F2



OPERATING & EXECUTION MODEL
PEOPLE
PARTNERS
OPERATIONAL EXCELLENCE
PROFITABLE GROWTH
EXPANDED OFFERINGS
SERVICES
CUSTOMERS
OUR VALUES IN ACTION

OUR SOLUTIONS HELP OUR CUSTOMERS BUILD A BETTER WORLD.

"For over 90 years, our products and services have helped improve the lives of people around the world. Our customers use our products to build the basic infrastructure that enables higher standards of living so that people have access to water, electricity, roads, bridges, hospitals, schools and so much more.

Through the work and dedication of our global team, our solutions help our customers build a better world."

D. James Umpleby III
Chairman and Chief Executive Officer

OUR VALUES IN ACTION

Integrity
The Power of Honesty
Integrity is the foundation of all we do.

Excellence
The Power of Quality
We set and achieve ambitious goals.

Teamwork
The Power of Working Together
We help each other succeed.

Commitment
The Power of Responsibility
We embrace our responsibilities.

Sustainability
The Power of Endurance
We are committed to building a better world.

We are sending you these proxy materials in connection with Caterpillar's solicitation of proxies, on behalf of its Board of Directors, for the 2019 Annual Meeting of Shareholders (Annual Meeting). Distribution of these materials is scheduled to begin on May 3, 2019. Please submit your vote or proxy by telephone, mobile device, internet, or, if you received your materials by mail, you can complete and return your proxy or voting instruction form by mail.



DEAR FELLOW SHAREHOLDERS,



D. JAMES UMPLEBY III
Chairman and Chief Executive Officer

*"*WITH OUR VALUES IN ACTION AS ITS FOUNDATION, THE GOAL OF OUR STRATEGY IS LONG-TERM PROFITABLE GROWTH WHILE ALSO FULFILLING CATERPILLAR'S PURPOSE—TO PROVIDE THE SOLUTIONS OUR CUSTOMERS USE TO BUILD A BETTER WORLD.*"*

On behalf of the board of directors and our entire company, I cordially invite you to attend the Annual Meeting of Shareholders on June 12, 2019, at 8 a.m. at our Clayton, North Carolina facility. I look forward to welcoming you to our Building Construction Products campus, where we manufacture Caterpillar's line of small construction machines and attachments.

In addition to receiving an update on the performance of the company, we ask for your vote on several matters. Your vote is important. We encourage you to review this proxy statement to learn more about your board of directors, our governance practices, compensation programs and philosophy, and other important items. Please vote your shares either by attending the annual meeting or by voting online, via your mobile phone, by telephone or by mail.

Thank you for your ongoing investment and support of Caterpillar as we continue to execute our enterprise strategy to deliver long - term profitable growth and shareholder value.

Sincerely,

D. James Umpleby III
Chairman and Chief Executive Officer

PROXY SUMMARY

This summary does not contain all of the information you should consider when casting your vote. You should read the complete proxy statement before voting.

ANNUAL MEETING OF SHAREHOLDERS



TIME & DATE

8:00 a.m. - June 12, 2019



PLACE

Caterpillar Building
Construction Products
Clayton Campus
954 NC Highway 42 East
Clayton, NC 27527



RECORD DATE

The close of business
on April 15, 2019



ADMISSION

Please follow the instructions
contained in the Admission
Procedure on page 66

SHAREHOLDER VOTING MATTERS

Proposal		Board's Voting Recommendation	Page Reference
1	Election of 12 Directors Named in This Proxy Statement	FOR Each Nominee	10
2	Ratification of our Independent Registered Public Accounting Firm	FOR	24
3	Advisory Vote to Approve Executive Compensation	FOR	27
4	Shareholder Proposal – Amend Proxy Access to Remove Resubmission Threshold	AGAINST	56
5	Shareholder Proposal – Report on Activities in Conflict-Affected Areas	AGAINST	58

OUR DIRECTOR NOMINEES

Nominee and Principal Occupation	Independent	Age	Director Since	Other Public Company Boards	Caterpillar Committees		
					AC	CHRC	PPGC
Kelly A. Ayotte *Former U.S. Senator representing New Hampshire*	Yes	50	2017	News Corporation Bloom Energy Corporation Boston Properties, Inc.			Member
David L. Calhoun Presiding Director of Caterpillar Inc. *Senior Managing Director of The Blackstone Group L.P.*	Yes	61	2011	The Boeing Company Gates Industrial Corporation plc			Chair
Daniel M. Dickinson *Managing Partner of HCI Equity Partners*	Yes	57	2006	None	Chair		
Juan Gallardo *Former CEO of Organización CULTIBA, S.A.B. de C.V.*	Yes	71	1998	Grupo Aeroportuario del Pacifico, S.A.B. de C.V. Grupo Financiero Santander Mexico, S.A.B. de C.V. Organización CULTIBA, S.A.B. de C.V.			Member
Dennis A. Muilenburg *Chairman, President and CEO of The Boeing Company*	Yes	55	2011	The Boeing Company	Member		
William A. Osborn *Former Chairman and CEO of Northern Trust Corporation and The Northern Trust Company*	Yes	71	2000	Abbott Laboratories General Dynamics Corporation	Member		
Debra L. Reed-Klages *Former Chairman and CEO of Sempra Energy*	Yes	62	2015	Chevron Corporation		Member	
Edward B. Rust, Jr. *Former Chairman and CEO of State Farm Mutual Automobile Insurance Company*	Yes	68	2003	Helmerich & Payne, Inc. S&P Global Inc.			Member
Susan C. Schwab *Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP; former United States Trade Representative*	Yes	64	2009	FedEx Corporation Marriott International, Inc. The Boeing Company			Member
D. James Umpleby III *Chairman and CEO of Caterpillar Inc.*	No	61	2017	Chevron Corporation			
Miles D. White *Chairman and CEO of Abbott Laboratories*	Yes	64	2011	Abbott Laboratories McDonald's Corporation		Chair	
Rayford Wilkins, Jr. *Former CEO of Diversified Businesses at AT&T Inc.*	Yes	67	2017	Morgan Stanley Valero Energy Corporation		Member	

AC: Audit Committee   **CHRC:** Compensation and Human Resources Committee   **PPGC:** Public Policy and Governance Committee

 Chair    Member

GOVERNANCE HIGHLIGHTS

Our commitment to good corporate governance stems from our belief that a strong governance framework creates long-term value for our shareholders, strengthens Board and management accountability and builds trust in the Company and its brand. Our governance framework includes, but is not limited to, the following highlights:

Board and Governance Information		Board and Governance Information	
Size of Board	12	Code of Conduct for Directors, Officers and Employees	Yes
Number of Independent Directors	11	Supermajority Voting Threshold for Mergers	No
Average Age of Directors	63	Proxy Access	Yes
Average Director Tenure (in years)	9	Shareholder Action by Written Consent	No
Annual Election of Directors	Yes	Shareholder Ability to Call Special Meetings	Yes
Mandatory Retirement Age	72	Poison Pill	No
Gender and Diversity	42%	Stock Ownership Guidelines for Directors and Executive Officers	Yes
Majority Voting in Director Elections	Yes	Anti-Hedging and Pledging Policies	Yes
Independent Presiding Director	Yes	Clawback Policy	Yes

2018 PERFORMANCE HIGHLIGHTS

 SALES AND REVENUES

$54.7 billion

Sales and Revenues in 2018 **were $54.7 billion, up 20% from 2017** with improvement in all regions and across the three primary segments.

 PROFIT PER SHARE

$10.26

Caterpillar delivered **record profit per share of $10.26**, compared to $1.26 in 2017. Adjusted profit per share was $11.22, up 63% from $6.88 adjusted profit per share in 2017.*

 STRONG BALANCE SHEET

$7.9 billion

Caterpillar ended 2018 with a **cash balance of $7.9 billion**. The Company repurchased $3.8 billion of common stock and paid $2 billion in dividends. Caterpillar has paid higher dividends for 25 consecutive years.

* Adjusted profit per share is a non-GAAP financial measure. Additional information and a reconciliation to the most directly comparable GAAP measure is included on page 62.



510 Lake Cook Road, Suite 100
Deerfield, IL 60015
Phone (224) 551-4160
www.caterpillar.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION

JUNE 12, 2019

8:00 a.m.

Caterpillar Building Construction Products
Clayton Campus
954 NC Highway 42 East
Clayton, NC 27527

MEETING AGENDA

1. **Elect** 12 director nominees named in this Proxy Statement
2. **Ratify** our independent registered public accounting firm for 2019
3. **Approve**, by non-binding vote, executive compensation
4. **Vote** on shareholder proposals
5. **Any other business** that properly comes before the meeting

RECORD DATE

April 15, 2019

By Order of the Board of Directors

Suzette M. Long

Suzette M. Long
General Counsel and Corporate Secretary
May 3, 2019

PLEASE VOTE YOUR SHARES:

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation. You may vote in the following ways:



BY INTERNET
vote online at
www.caterpillar.com/proxymaterials



BY MOBILE DEVICE
scan this QR code to vote with
your mobile device



BY TELEPHONE
call the number included on
your proxy card or notice



BY MAIL
mail your signed proxy or voting
instruction form

Important Notice Regarding the Availability of Proxy Materials

This Notice of Annual Meeting and Proxy Statement and the 2018 Annual Report on Form 10-K are available at www.eproxyaccess.com/cat2019.

DIRECTORS & GOVERNANCE

PROPOSAL 1 – ELECTION OF DIRECTORS

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to elect 12 director nominees named in this Proxy Statement for a one-year term.

Board Voting Recommendation:

✓ **FOR** the election of each of the Board's director nominees.

OVERVIEW OF OUR BOARD



GENDER AND DIVERSITY

WOMEN

DIVERSITY*

* In addition to gender, which is identified separately in the graphic, diversity is the representation of ethnic, geographic, cultural and other perspectives.



DIRECTOR AGE

66+ YEARS

50-55 YEARS

56-60 YEARS

61-65 YEARS

67% OF DIRECTORS ARE SEVEN OR MORE YEARS FROM MANDATORY RETIREMENT AGE 72



DIRECTOR TENURE

10+ YEARS

0-5 YEARS

6-9 YEARS

BOARD ATTENDANCE

	NUMBER OF MEETINGS HELD	AYOTTE	CALHOUN	DICKINSON	GALLARDO	MUILENBURG	OSBORN	REED-KLAGES	RUST	SCHWAB	UMPLEBY	WHITE	WILKINS
Board	6	5	6	6	6	6	6	6	6	6	6	6	6
Audit	10			10		9	10						10
Compensation & Human Resources	6		6					5				6	
Public Policy & Governance	6	6			5				6	6			

97%

Attendance for incumbent directors for 2018

The Board's policy is to encourage and expect that all directors attend each Annual Meeting of Shareholders. All directors attended the 2018 annual meeting. The independent directors generally meet in executive session as part of each regularly scheduled Board meeting. David Calhoun, who was Chairman of the Board through December 12, 2018, and became Presiding Director on December 12, 2018, presided over the Board's executive sessions in 2018.

BOARD EVOLUTION SINCE 2011

- Seven new directors elected
- Full rotation of Board committee chairs
- Presiding Director elected
- Reallocation of committee responsibilities
- Expanded qualifications and diversity represented on Board

DIVERSITY OF SKILLS AND EXPERTISE

Our Board nominees offer a diverse range of skills and experience in relevant areas.

SUMMARY OF INDIVIDUAL DIRECTOR SKILLS, CORE COMPETENCIES AND ATTRIBUTES

	AYOTTE	CALHOUN	DICKINSON	GALLARDO	MUILENBURG	OSBORN	REED-KLAGES	RUST	SCHWAB	UMPLEBY	WHITE	WILKINS	
Caterpillar Board Tenure (Years)	2	8	13	21	8	19	4	16	10	2	8	2	**9 years** Average Tenure
Board of Directors Experience (other Boards)	●	●	●	●	●	●	●	●	●	●	●	●	**100%**
Audit Committee Financial Expert			●	●	●							●	**100%** of Audit Committee Members
CEO		●		●	●	●	●	●	●	●	●	●	**83%**
Business Development and Strategy		●	●	●	●	●	●	●	●	●	●	●	**92%**
Government/ Regulatory Affairs	●	●		●	●	●	●	●		●	●	●	**83%**
Customer and Product Support Services		●	●	●	●	●		●	●	●	●	●	**83%**
Finance & Accounting		●	●	●	●	●		●	●	●	●	●	**83%**
Risk Management		●	●	●	●	●	●	●	●	●	●	●	**92%**
Technology	●	●		●	●	●	●			●	●	●	**75%**
Global Experience	●	●	●	●	●	●		●	●	●	●	●	**92%**
Manufacturing/Logistics		●	●	●	●					●	●		**50%**
Gender and Diversity	●			●			●		●			●	**42%**
Age	50	61	57	71	55	71	62	68	64	61	64	67	**63 years** Average Age

DIRECTOR CONTINUOUS EDUCATION AND DEVELOPMENT

The Company places a high importance on the continuous development of its Board. Directors have opportunities for ongoing education and development through participation in meetings, subscription to relevant publications and attendance at activities and professional development training offered by associations such as the National Association of Corporate Directors and the Lead Director Network. Directors receive specialized presentations from experts in the Company's various businesses in the course of their service. Since the last annual shareholder meeting, these presentations have included updates on digital strategy, customer support and the operations of certain Energy & Transportation businesses. These opportunities allow directors to be well-informed and to expand their knowledge of trends and issues relevant to their role. Directors are also given development opportunities through direct meetings with company dealers and customers and attending industry trade shows, such as CONEXPO.

BOARD'S ROLE IN RISK OVERSIGHT

The Board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal compliance risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include an enterprise risk management program, regular internal management disclosure and compliance committee meetings, a code of business conduct that applies to all employees, executives and directors, quality standards and processes, an ethics and compliance program and comprehensive internal audit processes. The Board's risk oversight role also includes the selection and oversight of the independent auditors. The Board implements its risk oversight function both as a full Board and through delegation to Board committees, which meet regularly and report back to the full Board. The Board has delegated the oversight of specific risks to Board committees that align with their functional responsibilities.

The Audit Committee (AC) evaluates and monitors risks related to the Company's financial reporting requirements, including the Company's internal audit function and the independent auditor. The AC also assesses other risks faced by the Company including cybersecurity and information technology risks and the controls implemented to monitor and mitigate these risks. The Chief Information Officer regularly attends bimonthly AC meetings. The Compensation and Human Resources Committee (CHRC) monitors and assesses risks associated with the Company's employment and compensation policies and practices. The Public Policy and Governance Committee (PPGC) oversees various governance matters and risks related to public policy matters affecting the Company.

DIRECTOR NOMINATIONS AND EVALUATIONS

PROCESS FOR NOMINATING AND EVALUATING DIRECTORS

The PPGC solicits and receives recommendations for potential director candidates from shareholders, management, directors and other sources. In its assessment of each potential candidate, the PPGC considers each candidate's professional experience, integrity, honesty, judgment, independence, accountability, willingness to express independent thought, understanding of the Company's business and other factors that the PPGC determines are pertinent in light of the current needs of the Board. Candidates must have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly-held company. In addition, candidates must have demonstrated an ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics. In evaluating director candidates, the PPGC also considers key skills and experience related to the Company's strategy for profitable growth, which identifies services, expanded offerings and operational excellence as primary focus areas. Moreover, candidates must have the ability to devote the time necessary to meet a director's responsibilities and serve on no more than four public company boards in addition to Caterpillar.

The Board values diversity of talents, skills, abilities and experiences and believes that Board diversity of all types provides significant benefits to the Company. Although the Board has no specific diversity policy, the PPGC considers the diversity of the Board in selecting new director candidates.

DIRECTOR RECRUITMENT PROCESS



CANDIDATE RECOMMENDATIONS		PPGC		BOARD OF DIRECTORS		SHAREHOLDERS
from Shareholders, Management, Directors and other sources	→	**Discusses & Reviews** Qualifications and Expertise Enterprise Strategy Board Needs Diversity **Interviews Recommends Nominees**	→	Discusses PPGC Recommendations Analyzes Independence Selects Nominees	→	Vote on Nominees at Annual Meeting

The following table summarizes certain key characteristics of the Company's businesses and the associated qualifications, skills and experience that the PPGC believes should be represented on the Board.

BUSINESS CHARACTERISTICS	QUALIFICATIONS, SKILLS AND EXPERIENCE
■ The Company is a global manufacturer with products sold around the world.	■ Manufacturing or logistics operations experience ■ Broad international exposure
■ Technology and customer and product support services are extremely important.	■ Technology experience ■ Customer and product support experience
■ The Company's businesses undertake numerous transactions in many countries and in many currencies.	■ Diversity of race, ethnicity, gender, cultural background or professional experience ■ High level of financial literacy ■ Mergers and acquisitions experience
■ Demand for many of the Company's products is tied to conditions in the global commodity, energy, construction and transportation markets.	■ Experience in the evaluation of global economic conditions ■ Knowledge of commodity, energy, construction or transportation markets
■ The Company's businesses are impacted by regulatory requirements and policies of various governmental entities around the world.	■ Governmental and international trade experience
■ The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	■ Risk oversight/management expertise ■ Relevant executive experience ■ Cybersecurity experience

NOMINATIONS FROM SHAREHOLDERS

The PPGC considers unsolicited inquiries and director nominees recommended by shareholders in the same manner as nominees from all other sources. Recommendations should be sent to the Corporate Secretary located at 510 Lake Cook Road, Suite 100, Deerfield, IL 60015. Shareholders may nominate a director candidate to serve on the Board by following the procedures described in our bylaws. Deadlines for shareholder nominations for Caterpillar's 2020 Annual Meeting of Shareholders are included in the "Shareholder Proposals and Director Nominations for the 2020 Annual Meeting" section on page 60.

The number of persons comprising the Caterpillar Board of Directors is currently established as 12. If any of the Board's nominees should become unavailable to serve as a Director prior to the Annual Meeting, the size of the Board and number of Board nominees will be reduced accordingly.

DIRECTOR CANDIDATE BIOGRAPHIES AND QUALIFICATIONS

Directors have been in their current positions for the past five years unless otherwise noted. Information is as of April 12, 2019. The Board has nominated the following individuals to stand for election for a one-year term expiring at the Annual Meeting of Shareholders in 2020.



KELLY A. AYOTTE
Former U.S. Senator representing New Hampshire

Age **50**
Director since: **2017**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- News Corporation
- Bloom Energy Corporation
- Boston Properties, Inc.

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Former Senator Ayotte provides the Board with leadership experience and in-depth knowledge in the areas of public policy, government and law from her experience as U.S. Senator, Attorney General, Deputy Attorney General, and Chief of the Homicide Prosecution Unit for New Hampshire. She offers valuable insights on important public policy issues from her service on the Senate Commerce, Science and Transportation Committee and financial experience from her service on the Senate Budget Committee. In addition to the directorships mentioned above, former Senator Ayotte currently serves on three nonprofit boards that focus on human rights and other global issues.



DAVID L. CALHOUN
Senior Managing Director and Head of Portfolio Operations of The Blackstone Group L.P. (private equity firm)

Age **61**
Director since: **2011**
INDEPENDENT
Presiding Director

OTHER CURRENT DIRECTORSHIPS:
- The Boeing Company
- Gates Industrial Corporation plc

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance, Chair

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Nielsen Holdings plc

Mr. Calhoun has been Senior Managing Director and Head of Portfolio Operations of The Blackstone Group L.P. since 2014 and served as Executive Chair of Nielsen Holdings N.V. (marketing and media information) from 2014 to 2015. Prior to his position at Blackstone, Mr. Calhoun served as Chairman of the Executive Board and CEO of The Nielsen Company B.V. from 2006 to 2013. He provides valuable insight and perspective to the Board on strategic and business matters, stemming from his extensive operational, executive and management experience with Blackstone and Nielsen and his previous roles at General Electric (GE). Mr. Calhoun also has significant manufacturing and advanced technology industry expertise as evidenced by his leadership of GE's aircraft engines and transportation businesses. The Board elected Mr. Calhoun as Presiding Director in 2018.



DANIEL M. DICKINSON
Managing Partner of HCI Equity Partners (private equity firm)

Age **57**
Director since: **2006**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- None

CATERPILLAR BOARD COMMITTEE
- Audit, Chair

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- MISTRAS Group, Inc.

Mr. Dickinson has served as Managing Partner of HCI Equity Partners since 2001. His experience in mergers and acquisitions, private equity business and investment banking provides important insights for evaluating investment opportunities. Mr. Dickinson's significant financial experience, both in the U.S. and internationally, contributes to the Board's understanding and ability to analyze complex issues. His experience as a former director of a large, publicly-traded multinational corporation enables him to provide meaningful input and guidance to the Board.



JUAN GALLARDO
Former CEO of Organización CULTIBA, S.A.B. de C.V. (beverage industry)

Age **71**
Director since: **1998**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- Grupo Aeroportuario del Pacifico, S.A.B. de C.V.
- Grupo Financiero Santander Mexico, S.A.B. de C.V.
- Organización CULTIBA, S.A.B. de C.V.

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- LafargeHolcim Ltd.

Mr. Gallardo retired as the CEO of Organización CULTIBA, S.A.B. de C.V. in 2016. Mr. Gallardo resides in Mexico, where Caterpillar has a presence. The Board believes Mr. Gallardo's international business experience, particularly in Latin America, is important for the Company's understanding of these markets. His extensive background and active engagement in trade-related issues also contributes to the Board's expertise. In addition, his experience as a CEO and director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board in many areas, including risk oversight and strategy.



DENNIS A. MUILENBURG
Chairman, President and CEO of The Boeing Company (aircraft and defense)

Age **55**
Director since: **2011**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- The Boeing Company

CATERPILLAR BOARD COMMITTEE
- Audit

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Muilenburg has been Chairman since 2016, President since 2013 and CEO since 2015 of The Boeing Company. He served as Vice Chairman, President and Chief Operating Officer of The Boeing Company from 2013 to 2015. Prior to that, he was Executive Vice President of The Boeing Company and President and CEO of Boeing Defense, Space & Security from 2009 to 2013. Mr. Muilenburg provides valuable insight to the Board on strategic and business matters, stemming from his experience with large scale product development programs and his worldwide supply chain and manufacturing expertise. He also contributes financial and technology expertise, and his experience as CEO of a large, publicaly-traded multinational corporation enables him to provide key insights to the Board on issues such as risk management, corporate finance and cybersecurity.



WILLIAM A. OSBORN
Former Chairman and CEO of Northern Trust Corporation and The Northern Trust Company (financial services)

Age **71**
Director since: **2000**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- Abbott Laboratories
- General Dynamics Corporation

CATERPILLAR BOARD COMMITTEE
- Audit

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Osborn retired as Chairman in 2009 and as CEO in 2008 of Northern Trust Corporation and The Northern Trust Company. He provides the Board with valuable financial expertise and experience. In addition, his experience as a CEO and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance in many areas, including public company governance, corporate finance and risk oversight.



DEBRA L. REED-KLAGES
Former Chairman and CEO of Sempra Energy (energy infrastructure and utilities)

Age **62**
Director since: **2015**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- Chevron Corporation

CATERPILLAR BOARD COMMITTEE
- Compensation and Human Resources

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Halliburton Company
- Oncor Electric Delivery Company LLC
- Sempra Energy

Ms. Reed-Klages retired as Chairman of the Board and CEO of Sempra Energy in 2018, having served in these roles since 2012 and 2011, respectively. The power, oil and gas industries are key end-user markets for Caterpillar products and the Board believes Ms. Reed-Klages' background provides valuable insights into trends in these industries. In addition, her experience as a CEO and director of other large, publicly-traded corporations enables her to provide meaningful input and guidance to the Board. Ms. Reed-Klages' areas of expertise include commodity markets, sustainability and international operations.



EDWARD B. RUST, JR.
Former Chairman and CEO of State Farm Mutual Automobile Insurance Company (insurance)

Age **68**
Director since: **2003**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- Helmerich & Payne, Inc.
- S&P Global Inc.

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Rust retired as Chairman in 2016 and as CEO in 2015 of State Farm Mutual Automobile Insurance Company. His financial and business experience is valuable to the Board. His role as a past Chairman of the U.S. Chamber of Commerce, CEO of a major national corporation and experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board, including with respect to public company governance and strategy. In addition, his extensive involvement in education improvement complements the Company's culture of social responsibility.



SUSAN C. SCHWAB
Professor at the University of Maryland School of Public Policy and Strategic Advisor for Mayer Brown LLP (global law firm)

Age **64**
Director since: **2009**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- FedEx Corporation
- Marriott International, Inc.
- The Boeing Company

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Ambassador Schwab has been Professor at the University of Maryland School of Public Policy since 2009 and Strategic Advisor for Mayer Brown LLP since 2010. She held various positions previously, including U.S. Trade Representative (member of the President's Cabinet) and Assistant Secretary of Commerce. Ambassador Schwab brings extensive knowledge, insight and experience on international trade issues to the Board. Her educational experience and role as the U.S. Trade Representative provide important insights for the Company's global business model and long-standing support of open trade. In addition, her experience as a director of other large, publicly-traded multinational corporations enables her to provide meaningful input and guidance to the Board, including on strategy and the evaluation of global economic conditions.



D. JAMES UMPLEBY III
Chairman and CEO of Caterpillar Inc.

Age **61**
Director since: **2017**
MANAGEMENT

OTHER CURRENT DIRECTORSHIPS:
- Chevron Corporation

CATERPILLAR BOARD COMMITTEE
- None

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Umpleby has been CEO of Caterpillar since January 1, 2017. He served as a Group President of Caterpillar from 2013 to 2016 with responsibility for Caterpillar's Energy & Transportation segment and served as a Caterpillar Vice President and President of Solar Turbines from 2010 to 2012. The Board elected Mr. Umpleby Chairman of the Board in 2018.

Mr. Umpleby developed a deep knowledge of the Company and its end markets by serving in a wide range of leadership roles. He has extensive international experience and has worked in manufacturing, engineering, marketing, sales and services. Mr. Umpleby's strategic planning and execution skills, along with his extensive industry experience, enables him to provide effective leadership of the Company and the Board.



MILES D. WHITE
Chairman and CEO of Abbott Laboratories (medical devices and biotechnology)

Age **64**
Director since: **2011**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- Abbott Laboratories
- McDonald's Corporation

CATERPILLAR BOARD COMMITTEE
- Compensation and Human Resources, Chair

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. White has been Chairman and CEO of Abbott Laboratories since 1999. His experience as the CEO of a large, complex multinational company provides important insight to the Board. Mr. White's skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance matters. In addition to his role as a CEO, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board.



RAYFORD WILKINS, JR.
Former CEO of Diversified Businesses at AT&T Inc. (telecommunications)

Age **67**
Director since: **2017**
INDEPENDENT

OTHER CURRENT DIRECTORSHIPS:
- Morgan Stanley
- Valero Energy Corporation

CATERPILLAR BOARD COMMITTEE
- Compensation and Human Resources

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- América Móvil, S.A.B. de C.V.

Mr. Wilkins retired as CEO of Diversified Businesses at AT&T Inc. in 2012. His expertise and oversight experience in the information technology arena is valuable to the Board. In addition, Mr. Wilkins' experience as a CEO and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board, including with respect to corporate finance and customer and product support.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation for our non-employee directors during the year ended December 31, 2018. Mr. Umpleby, who served as CEO during 2018 and, effective December 12, 2018, as Chairman of the Board, did not receive separate compensation for his service on the Board.

Compensation for non-employee directors for 2018 was comprised of the following components:

Cash Retainer	$	150,000
Restricted Stock Units (1 Year Vesting) for Non-Executive Chairman	$	400,000
Restricted Stock Units (1 Year Vesting) for Members	$	150,000
Cash Stipends:		
Audit Committee Chairman	$	25,000
Compensation and Human Resources Committee Chairman	$	20,000
Public Policy and Governance Committee Chairman	$	15,000

Directors are required to own Caterpillar common stock equal to five times their annual cash retainer. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines. In addition, under the Company's Directors' Deferred Compensation Plan, Directors may defer 50 percent or more of their annual cash retainer and stipend into an interest-bearing account or an account representing phantom shares of Caterpillar stock. Directors that joined the Board prior to April 1, 2008 also are able to participate in a Charitable Award Program, under which a donation of up to $500,000 will be made by the Company in the director's name to charitable organizations selected by the director and a donation of up to $500,000 also will be made by the Company in the director's name to the Caterpillar Foundation. Directors derive no financial benefit from the Charitable Award Program.

DIRECTOR COMPENSATION FOR 2018

Director	Fees Earned or Paid in Cash		Restricted Stock Units[1]		All Other Compensation[2]		Total	
Kelly A. Ayotte	$	150,000	$	150,062	$	—	$	300,062
David L. Calhoun	$	150,000	$	400,015	$	—	$	550,015
Daniel M. Dickinson	$	150,000	$	150,062	$	30,474	$	330,536
Juan Gallardo	$	150,000	$	150,062	$	14,713	$	314,775
Dennis A. Muilenburg	$	150,000	$	150,062	$	—	$	300,062
William A. Osborn	$	175,000	$	150,062	$	14,713	$	339,775
Debra L. Reed-Klages	$	150,000	$	150,062	$	4,000	$	304,062
Edward B. Rust, Jr.	$	165,000	$	150,062	$	23,980	$	339,042
Susan C. Schwab	$	150,000	$	150,062	$	11,160	$	311,222
Miles D. White	$	170,000	$	150,062	$	8,000	$	328,062
Rayford Wilkins, Jr.	$	150,000	$	150,062	$	—	$	300,062

(1) As of December 31, 2018, the number of vested and non-vested RSUs (including accrued dividend equivalent units) and Phantom Shares held by those serving as non-employee directors during 2018 was: Ms. Ayotte: 1,777 (which consists of 1,011 RSUs and 766 Phantom Shares); Mr. Calhoun: 16,189 (which consists of 2,695 RSUs and 13,494 Phantom Shares); Mr. Dickinson: 28,050 (which consists of 1,011 RSUs and 27,039 Phantom Shares); Mr. Gallardo: 33,937 (which consists of 1,011 RSUs and 32,926 Phantom Shares); Mr. Muilenburg: 1,011 RSUs; Mr. Osborn: 2,131 (which consists of 1,011 RSUs and 1,120 Phantom Shares); Ms. Reed-Klages: 6,825 (which consists of 1,011 RSUs and 5,814 Phantom Shares); Mr. Rust: 36,609 (which consists of 1,011 RSUs and 35,598 Phantom Shares); Ms. Schwab: 13,341 (which consists of 1,011 RSUs and 12,330 Phantom Shares); Mr. White 10,204 (which consists of 1,011 RSUs and 9,193 Phantom Shares); and Mr. Wilkins: 1,011 RSUs. Ms. Ayotte deferred 50 percent while Mr. Calhoun, Mr. Gallardo, Ms. Reed-Klages, Ms. Schwab and Mr. White deferred 100 percent of their 2018 retainer fee into phantom shares of Caterpillar stock in the Directors' Deferred Compensation Plan.

(2) All Other Compensation represents amounts paid in connection with the Caterpillar Foundation's Directors' Charitable Award Program and administrative fees associated with the Director's Charitable Award Program. All outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program annually. The Caterpillar Foundation will match contributions to eligible two-year or four year colleges or universities, arts and cultural institutions, and public policy or environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year. The amounts listed represent the matching contributions as follows: Ms. Reed-Klages $4,000; Mr. Rust $13,000; Ms. Schwab $11,160 and Mr. White $8,000. For directors eligible to participate in the Directors' Charitable Award Program, the amounts represented include the insurance premium and administrative fees. The premium and administrative fees are as follows: Mr. Dickinson $30,474; Mr. Gallardo $14,713; Mr. Osborn $14,713; and Mr. Rust $10,980.

BOARD ELECTION AND LEADERSHIP STRUCTURE

Directors are elected at each annual meeting to serve for a one-year term. In uncontested elections, directors are elected by a majority of the votes cast for such directorship. If an incumbent director does not receive a greater number of "for" votes than "against" votes, such director must tender his or her resignation to the Board. In contested elections, directors are elected by a plurality vote. Directors must retire at the end of the calendar year in which they reach the age of 72.

Under Caterpillar's bylaws, the directors annually elect a Chairman. The Board has no fixed policy on whether or not to have an executive or non-executive chairman and believes this determination should be made based on the best interests of the Company and its shareholders in light of the circumstances at the time. On the recommendation of the

PPGC, the Board elected D. James Umpleby III as its Chairman on December 12, 2018. Mr. Umpleby has served as CEO and a director since January 1, 2017. David L. Calhoun was elected Presiding Director on December 12, 2018. Mr. Calhoun had served as non-executive Chairman since April 1, 2017.

In the role of Presiding Director, Mr. Calhoun provides strong independent oversight of management and serves as a liaison between the independent directors and the Chairman and CEO, as further described below. Mr. Calhoun also leads the Board's annual evaluation of Mr. Umpleby, and the independent members of the Board set Mr. Umpleby's compensation annually based on the recommendation of the Compensation and Human Resources Committee.

DUTIES AND RESPONSIBILITIES OF PRESIDING DIRECTOR

- Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors.
- Encourage and facilitate active participation of all directors.
- Serve as a liaison between the independent directors and the Chairman and CEO.
- Approve the type of information sent to the Board.

- Approve Board meeting schedules and agendas.
- Has the authority to call special meetings of the Board.
- Lead the Board's annual evaluation of the Chairman and CEO.
- Monitor and coordinate with management on corporate governance issues and developments.

The Board believes it is important to maintain flexibility as to the Board's leadership structure. The Board will continue to regularly review its leadership structure and exercise its discretion in recommending an appropriate and effective framework to assure effective governance and accountability, taking into consideration the needs of the Board and the Company.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF CONDUCT

Our Board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at www.caterpillar.com/governance. The guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhance shareholder value over the long term.

Caterpillar's code of conduct is called Our Values in Action. Integrity, Excellence, Teamwork, Commitment and Sustainability are the core values identified in the code. Our Values in Action apply to all members of the Board and to management and employees worldwide. These values embody the high ethical standards that Caterpillar has upheld since its formation in 1925. Our Values in Action is available on our website at www.caterpillar.com/code.

BOARD EVALUATION PROCESS

The Board conducts an annual self-evaluation to determine whether the Board and its committees are functioning effectively. In 2018, the Chairman of the Public Policy and Governance Committee contacted each Board member to solicit their feedback. The Public Policy and Governance Committee also developed a discussion outline to facilitate the self-evaluation performed at the Board's year-end meeting. The Public Policy and Governance Chairman then led a discussion during the Board's executive session. Each of the committees of the Board followed a similar process.

BOARD COMMITTEES

The Board has three standing committees: Audit, Compensation and Human Resources, and Public Policy and Governance. Each committee meets regularly throughout the year, reports its actions and recommendations to the Board, receives reports from management, annually evaluates its performance and has the authority to retain outside advisors at its discretion. The current primary responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter, which can be found on Caterpillar's website at www.caterpillar.com/governance. All committee members are independent under Company, NYSE and SEC standards applicable to Board and committee service, and the Board has determined that each member of the Audit Committee is an "audit committee financial expert" as defined under SEC rules.

AUDIT COMMITTEE

Committee Members:
Daniel M. Dickinson, Chairman
Dennis A. Muilenburg
William A. Osborn
Number of Meetings in 2018: 10

COMMITTEE ROLES AND RESPONSIBILITIES
- Selects and oversees the independent auditors.
- Participates in selecting the independent auditors' lead audit partner.
- Oversees our financial reporting activities, including our financial statements, annual report and accounting standards and principles.
- Reviews with management the Company's risk assessment and risk management framework.
- Approves audit and non-audit services provided by the independent auditors.
- Reviews the organization, scope and effectiveness of the Company's internal audit function, disclosures and internal controls.
- Sets parameters for and monitors the Company's hedging and derivatives practices.
- Provides oversight for the Company's ethics and compliance programs.
- Monitors the Company's litigation and tax compliance.
- Oversees information technology systems and related security.

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Committee Members:
Miles D. White, Chairman
Debra L. Reed-Klages
Rayford Wilkins, Jr.
Number of Meetings in 2018: 6

COMMITTEE ROLES AND RESPONSIBILITIES
- Recommends the CEO's compensation to the Board and establishes the compensation of other executive officers.
- Establishes, oversees and administers the Company's equity compensation and employee benefit plans.
- Reviews incentive compensation arrangements to ensure that incentive pay does not encourage unnecessary risk-taking, and reviews and discusses the relationship between risk management policies and practices, corporate strategy and executive compensation.
- Recommends to the Board the compensation of directors.
- Provides oversight of the Company's diversity and immigration practices and employee relations.
- Furnishes an annual Committee Report on executive compensation and approves the Compensation Discussion and Analysis section in the Company's proxy statement.

PUBLIC POLICY AND GOVERNANCE COMMITTEE

Committee Members:
David L. Calhoun, Chairman
Kelly A. Ayotte
Juan Gallardo
Edward B. Rust, Jr.
Susan C. Schwab

Number of Meetings in 2018: 6

COMMITTEE ROLES AND RESPONSIBILITIES

- Makes recommendations to the Board regarding the size and composition of the Board and its committees, and the criteria to be used for the selection of candidates to serve on the Board.
- Discusses and evaluates the qualifications of potential and incumbent directors and recommends the slate of director candidates to be nominated for election at the Annual Meeting.
- Leads the Board in its annual self-evaluation process.
- Oversees the Company's officer succession planning.
- Oversees the Company's environmental, health and safety activities and sustainability.
- Oversees the corporate governance structure.
- Reviews/advises on matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments.
- Annually reviews the Company's charitable and political contributions and policies.
- Oversees investor and community relations.

DIRECTOR INDEPENDENCE DETERMINATIONS

The Company's Guidelines on Corporate Governance Issues establish that no more than two non-independent directors may serve on the Board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the Board makes an affirmative determination regarding the independence of each director based upon the recommendation of the PPGC and in accordance with the standards in the Company's Guidelines on Corporate Governance Issues, which are available on our website at www.caterpillar.com/governance.

Applying these standards, the Board determined that each of the director nominees met the independence standards except Mr. Umpleby, who is a current employee of the Company. In reaching this determination, the Board considered, with respect to Ms. Reed-Klages, ordinary course business between Sempra Energy and Caterpillar involving the purchase or sale of equipment engines and energy, subject to usual trade terms.

COMMUNICATION WITH THE BOARD

Shareholders, employees and all other interested parties may communicate with any of our directors individually, our Board as a group, our independent directors as a group or any Board committee as a group by email or regular mail:

www

BY EMAIL
send an email to
directors@cat.com

BY MAIL
mail to Caterpillar Inc.
c/o Corporate Secretary
510 Lake Cook Road, Suite 100
Deerfield, IL 60015

CONTACTING CATERPILLAR

While the Board oversees management, it does not participate in day-to-day management functions or business operations. If you wish to submit questions or comments relating to these matters, please use the Contact Us form on our website at www.caterpillar.com/contact, which will help direct your message to the appropriate area of our Company.

All communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service related inquiries, order requests and similar issues will be directed to the appropriate individual within the Company. The Chairman of the Board has instructed the General Counsel and Corporate Secretary to consult with him if she is unsure who should receive the communication. If a permissible communication is sent, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

INVESTOR OUTREACH

We conduct an annual governance review and shareholder outreach throughout the year to ensure management and the Board understand and consider the issues that matter most to our shareholders and reflect the insights and perspectives of our many stakeholders.

WHO PARTICIPATES IN THE INVESTOR OUTREACH PROGRAM?	IN WHAT TYPES OF ENGAGEMENT DOES THE COMPANY PARTICIPATE?
■ Board of Directors	■ Investor conferences
■ Senior Management	■ One-on-one meetings
■ Investor Relations	■ Earnings calls
■ Corporate Secretary	■ Investor and analyst calls

SUSTAINABILITY

Caterpillar has set aspirational goals for its operations and product stewardship. We believe these standards affirm our determination to lead our industry to a more sustainable future. You can track our progress toward achieving these goals by visiting our website www.caterpillar.com/sustainability.


2020 GOALS FOR OPERATIONS
SAFETY
Reduce our recordable workplace injury rate to 0.6 and lost-time case rate due to injury to 0.15.
ENERGY
Reduce energy intensity by 50 percent from 2006.
ENERGY
Use alternative/ renewable sources to meet 20 percent of our energy needs.
GHG EMISSIONS
Reduce greenhouse gas emissions intensity by 50 percent from 2006.
WATER
Reduce water consumption intensity by 50 percent from 2006.
BY-PRODUCT
Reduce by-product materials intensity by 50 percent from 2006.
LEED
Design all-new facility construction to meet Leadership in Energy and Environmental Design (LEED) or comparable green building criteria.
2020 GOALS FOR PRODUCT STEWARDSHIP
PRODUCTS, SERVICES AND SOLUTIONS
Leverage technology and innovation to improve sustainability of our products, services and solutions for our customers.
SAFETY
Provide leadership in the safety of people in, on and around our products.
SYSTEMS OPTIMIZATION
Increase managed fleet hours by 100 percent from 2013.
REMAN AND REBUILD
Increase remanufactured and rebuild business sales by 20 percent from 2013.

POLITICAL CONTRIBUTIONS AND LOBBYING

The actions that governments take can impact the Company, our employees, customers and shareholders. It is important for government leaders to understand the impact of such actions. For this reason, the Company participates in the political process and advocates in a responsible and constructive manner on issues that advance the Company's goals and protect shareholder value.

To promote transparency and good corporate citizenship, the Company provides voluntary disclosure relating to its political contribution activities and its political action committee, its engagement in public policy issues and global issues of importance to the Company, including detailed information on the Company's position with respect to such issues. This information is disclosed on our website at www.caterpillar.com/contributions and includes an itemized list of organizations and individuals that received political contributions from Caterpillar or the Caterpillar Political Action

Committee. It also includes a summary of some of the public policy issues important to the Company that may cause us to engage in public advocacy.

Caterpillar's political and advocacy activities at the state, federal and international levels are managed by the Vice President, Global Government & Corporate Affairs who coordinates and reviews with senior management the legislative and regulatory priorities that are significant to the Company's business and shareholders, as well as related advocacy activities. To ensure appropriate Board oversight of political activities, the Board's Public Policy and Governance Committee reviews the Company's legislative and regulatory priorities, the Company's policy on political activities and contributions, and the Company's political spending and trade association expenditures as well as the activities of Caterpillar's Political Action Committee.

RELATED PARTY TRANSACTIONS

Caterpillar has a written policy governing the approval of transactions with the Company that are expected to exceed $120,000 in any calendar year in which any director, executive officer or their immediate family members will have a direct or indirect material interest. Under the policy, all such transactions must be approved in advance or ratified by the PPGC.

The director or officer must submit the details of the transaction to the Company's General Counsel and Corporate Secretary, including whether the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The General Counsel and Corporate Secretary will then submit the matter to the PPGC for its consideration.

From time to time, related persons of Caterpillar may purchase products or services of the Company and its subsidiaries. In connection with these purchases, Caterpillar may provide marketing support directly or indirectly through

independent dealers, consistent with sales under similar circumstances to unaffiliated third parties.

For approximately four months in 2018, Joseph E. Creed served as interim Chief Financial Officer of the Company. Mr. Creed's brother-in-law is employed by the Company as a Product Supply Network Engineer and, consistent with the Company's compensation policies applicable to other employees of similar title and responsibility, earned aggregate annual compensation of approximately $162,000 for fiscal 2018. Mr. Creed's father-in-law is a retired employee of the Company and in 2018 received approximately $146,000 for work done as a consultant with CGN & Associates, Inc, including work done for the account of the Company. Caterpillar employs CGN to provide a variety of consulting services, including supply chain optimization, and paid CGN approximately $26 million for its services in 2018. The foregoing relationships existed prior to Mr. Creed's appointment as interim CFO and, consistent with the Company's policy, were reviewed and approved or ratified by the PPGC.

AUDIT

PROPOSAL 2 – RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to approve the ratification of the Audit Committee's appointment of PricewaterhouseCoopers (PwC) as the Company's independent auditor for 2019.

Board Voting Recommendation:

✓ **FOR** the ratification of our independent registered public accounting firm.

The Audit Committee (AC) is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor. PwC has been Caterpillar's independent auditor since 1925. The AC believes that the retention of PwC to serve as the Company's independent auditor is in the best interests of the Company and its shareholders. If the appointment of PwC is not approved by the shareholders, the AC will consider whether it is appropriate to select another independent auditor.

Representatives of PwC will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the meeting.

AUDIT FEES AND APPROVAL PROCESS

The AC pre-approves all audit and non-audit services to be performed by the independent auditors in compliance with the Sarbanes-Oxley Act and the SEC rules regarding auditor independence. The policies and procedures are detailed as to the particular service and do not delegate the AC's responsibility to management. The policies and procedures address any service provided by the independent auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annually, not later than February of each year, management and the independent auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the independent auditor perform for the current year. The service matrix categorizes the types of services by audit, audit-related, tax and all other services. Management and the independent auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The AC approves or rejects the pre-approval limits and each of the listed services on the service matrix.

During the course of the year, the AC chairman has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the AC.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Fees for professional services provided by our independent auditor included the following (in millions):

	2018	2017
Audit Fees[1]	$ 33.6	$ 34.6
Audit-Related Fees[2]	1.6	1.8
Tax Compliance Fees[3]	0.5	0.4
Tax Planning And Consulting Fees[4]	0.1	0.1
All Other Fees[5]	0.2	0.1
TOTAL	**$ 36.0**	**$ 37.0**

(1) "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

(2) "Audit-Related Fees" principally includes attestation services requested by management, accounting consultations, pre- or post-implementation reviews of processes or systems and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $0.6 million in each of 2018 and 2017 and are not included in the amounts shown above.

(3) "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

(4) "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

(5) "All Other Fees" consists principally of license-based services for statutory audit monitoring and accounting and reporting literature research.

ANONYMOUS REPORTING OF ACCOUNTING AND OTHER CONCERNS

The AC has established a means for the anonymous and other reporting (where permitted by law) of (i) suspected or actual violations of the code of conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; (ii) theft or fraud of any amount; (iii) insider trading; (iv) issues with respect to the performance and execution of contracts; (v) conflicts of interest; (vi) violations of securities and antitrust laws; (vii) violations of prohibited harassment policy; and (viii) violations of any applicable anti-bribery law.

Any employee, supplier, customer, shareholder or other interested party can submit a report via the following methods:

- Direct Telephone: 309-494-4393 (English only)
- Call Collect Helpline: 770-582-5275 (language translation available)
- Confidential Fax: 309-494-4818
- Email: BusinessPractices@cat.com
- Internet: www.caterpillar.com/obp

AUDIT COMMITTEE REPORT

The AC operates under a written charter adopted by the Board of Directors and each of its members meets the independence standards contained in the NYSE Listed Company rules, SEC rules and Caterpillar's Guidelines on Corporate Governance Issues.

Management is responsible for the Company's internal controls and the financial reporting process. PwC, acting as independent auditor, is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB).

The AC has discussed with the Company's independent auditor the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. The AC also discussed with the independent auditors other matters required by PCAOB auditing standards.

The independent auditors provided to the AC the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the AC concerning independence, and the AC discussed the independent auditors' independence with management and the auditors. The AC also considered whether the provision of other non-audit services by the Company's independent auditors to the Company is compatible with maintaining independence.

The AC concluded that the independent auditors' independence had not been impaired.

Based on the reviews and discussion referred to above, the AC recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2018.

By the members of the Audit Committee:[1]

			
William A. Osborn (Chairman)	Daniel M. Dickinson	Dennis A. Muilenburg	Rayford Wilkins, Jr.

---

(1) The report was approved by the AC prior to changes in committee membership that were effective April 12, 2019.

COMPENSATION

PROPOSAL 3 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to approve, on an advisory basis, the compensation of named executive officers as disclosed in this proxy statement.

Board Voting Recommendation:

✓ **FOR** approval of executive compensation.

On an annual basis, and in compliance with Section 14A of the Securities Exchange Act of 1934, shareholders are being asked to vote on the following advisory resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under 'Compensation Discussion and Analysis,' the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2019 Annual Meeting of Shareholders is hereby APPROVED."

This vote is advisory and therefore not binding on Caterpillar, the Compensation and Human Resources Committee (CHRC) or the Board. The Board and the CHRC value the opinion of Caterpillar's shareholders, and to the extent there is any significant vote against Caterpillar's named executive officer compensation, the Board will consider the reasons for such a vote, and the CHRC will evaluate whether any actions are necessary to address those concerns.

COMPENSATION DISCUSSION & ANALYSIS

EXECUTIVE SUMMARY

GOVERNANCE AND PAY FOR PERFORMANCE PHILOSOPHY

The Compensation and Human Resources Committee (CHRC) believes the executive compensation program at Caterpillar should be structured to align the interests of executives and shareholders. Their interest lies in rewarding value creation at all stages of the business cycle and providing an increasing percentage of performance-based compensation at higher levels of executive responsibility. This performance-based compensation should be both market competitive and internally equitable.

Changes made over the years to further align pay with performance have received favorable feedback from our shareholders and our 2018 "say on pay" vote of approximately 94 percent reflects this positive response.

In 2018, we continued our shareholder outreach on environmental, social, governance and compensation topics, reaching out to the holders of approximately 45 percent of our outstanding shares, to discuss various matters including governance, executive compensation, sustainability and operational performance. In these meetings, our shareholders generally expressed a continued positive view with respect to our executive compensation program.



SAY ON PAY SUPPORT		
94%	**96%**	**93%**
2018	2017	2016

After considering feedback received from our shareholders through our outreach efforts and the 2018 "say on pay" results, the CHRC determined that the Company's executive compensation philosophy, compensation objectives and compensation elements continued to be appropriate and did not make any material changes to the executive compensation program.

There is an ongoing review of the Company's executive compensation program to evaluate whether the program supports the Company's compensation philosophy and objectives and to monitor the program's alignment with its high-priority business objectives and strategy. In connection with this ongoing review, and based on feedback received through our shareholder outreach, the CHRC continues to implement and maintain what it believes are best practices for executive compensation and governance. Below is a summary of those practices:

WHAT WE DO
☑ Robust stock ownership requirements
☑ Robust annual benchmarking process
☑ Rigorous CHRC oversight of incentive metrics, goals and pay/performance relationship
☑ Clawback Policy
☑ Limited executive perquisites
☑ Strict anti-hedging and anti-pledging policies
☑ Independent compensation consultant

WHAT WE DON'T DO
☒ No individual change-in-control agreements
☒ No tax gross-ups on change-in-control benefits
☒ No backdating, repricing or granting of option awards retroactively

COMPENSATION PROGRAM STRUCTURE

We are committed to developing and implementing an executive compensation program that directly aligns the interests of our Named Executive Officers (NEOs) with the long-term interests of shareholders. To that end, the objectives of the Company's executive compensation program are to attract, motivate and retain talented executive officers who will improve the company's performance and provide long-term strategic leadership. **The majority of targeted total compensation for our NEOs is equity-based, vests over multiple years and is tied directly to long-term value creation for shareholders.** NEO compensation is composed of three primary components:

BASE SALARY	ANNUAL INCENTIVE PLAN (AIP)	LONG-TERM INCENTIVE
Competitive pay to attract and retain talented executives	An opportunity to earn an annual cash award based on the Company's financial performance and high-priority business objectives	A mix of performance-based restricted stock units (PRSUs) and stock options to align management's interests with long-term shareholders' interests

Approximately **89 percent** of our CEO's 2018 targeted total compensation was **variable and/or at-risk compensation**, including 50 percent of long-term incentives in the form of PRSUs.

2018 CEO COMPENSATION ELEMENTS



BUSINESS PERFORMANCE AND RESULTS

Caterpillar delivered outstanding results in 2018. Many of our end markets improved, our team capitalized on the opportunity and we achieved excellent results. As demand improved during the year, we stayed disciplined and maintained control of our structural costs while continuing to introduce new products, further develop our digital capabilities, and execute the changes outlined in our strategy. In addition, we delivered the highest profit per share in the Company's history and strong operating cash flow. As a result, the Company returned $5.8 billion of capital to shareholders, including $3.8 billion in share repurchases and raised the dividend by ten percent in 2018. This marked the 25th consecutive year we paid higher dividends to our shareholders, earning recognition as a member of the S&P 500 Dividend Aristocrats.

Our key financial and business results for 2018 included the following:

PROFITABLE GROWTH



SALES AND REVENUES



* **Enterprise Operating Profit is used in determining performance under our Annual Incentive Plan.** Enterprise Operating Profit and Adjusted Profit Per Share are non-GAAP measures and a reconciliation to the most directly comparable GAAP measure is included on page 62.

STRONG BALANCE SHEET AND CASH FLOW

- ✓ Machine, Energy & Transportation (ME&T) operating cash flow of **$6.3 billion**. Maintained a strong free cash flow after capital expenditures (CAPEX) and dividends.

- ✓ Year-end enterprise cash balance **$7.9 billion**

TOTAL SHAREHOLDER RETURN (TSR)



PAY OUTCOMES DEMONSTRATE ALIGNMENT WITH COMPANY PERFORMANCE

Consistent with the CHRC's pay-for-performance philosophy, these improvements in business results were reflected in the resulting pay decisions made for our CEO and the other NEOs in 2018. Compensation outcomes for 2018 included the following items:

BASE SALARY	■ Named Executive Officers (other than the CEO) received an average base salary adjustment of 5.7 percent.
ANNUAL INCENTIVE	■ Annual incentive awards for 2018 paid out, on average, at 183 percent of target.
LONG-TERM INCENTIVE	■ Based on the Company's 1-, 3- and 5-year relative Total Shareholder Return at the end of 2017, the 2018 equity grants to the NEOs were set at 75th percentile of the compensation peer group (except as detailed below for CEO). ■ The 2016 – 2018 PRSU grant vested in 2019.

CEO COMPENSATION

In 2018, the CHRC recommended and the Board approved changes to Mr. Umpleby's compensation, in part to recognize his exceptional performance results and leadership, and also to increase his base salary and annual target incentive to align his target compensation with the peer group median. Mr. Umpleby's actual annual incentive award reflects the Company's strong results in 2018. And, the 2018 Long-Term Incentive grant was set at the 80th percentile of the Company's peer group reflecting his outstanding performance achievements in 2017 and the Company's overall TSR results.



2018 Target*

- $1.50 million
- $2.63 million
- $10.40 million

2018 Actual**

- $1.43 million
- $4.74 million
- $13.00 million

■ Base Salary   ■ Annual Incentives   ■ Long-Term Incentive Grant

*   Target Value Includes: Salary of $1,500,000; annual incentive of $2,625,000; and LTI grant of $10,400,000. Target value: $14,525,000.
** Actual Value Includes: Salary of $1,425,000 (due to proration); annual incentive of $4,742,000; and LTI grant of $13,000,000. Total actual value: $19,167,000.

COMPENSATION DISCUSSION & ANALYSIS

2018 NAMED EXECUTIVE OFFICERS



D. James Umpleby III
Chairman and Chief Executive Officer (CEO)

In 2018, Mr. Umpleby:

- Led the Company to a record profit per share of $10.26 and a 63 percent increase in adjusted profit per share compared to 2017.
- Increased Sales and Revenues 20 percent from 2017.
- Increased Enterprise Operating Profit by 53 percent from 2017, with all three primary segments meeting or exceeding their targets.
- Achieved strong cash generation allowing for significant capital deployment, including $3.8 billion in share repurchases. The quarterly dividend was increased ten percent and marked the 25th consecutive year of higher dividends to shareholders, earning recognition as a member of the S&P 500 Dividend Aristocrats. Caterpillar ended 2018 with an enterprise cash balance of $7.9 billion.
- Continued relentless execution of the enterprise strategy for profitable growth using the Operating & Execution Model with a focus on Services, Expanded Offerings and Operational Excellence.



Andrew R. J. Bonfield
Chief Financial Officer (CFO)

In 2018, Mr. Bonfield:

- Delivered record profit per share as sales improved in all regions and across the three primary segments.
- Remained focused on the Company's flexible cost structure.
- Led the return of $5.8 billion in capital to shareholders through share repurchases and dividends, while maintaining a strong financial position and operating cash flow.
- Continued to execute the Operating & Execution Model to deliver long-term profitable growth.



Bob De Lange
Group President, Services, Distribution & Digital

In 2018, Mr. De Lange:

- Delivered strong growth in aftermarket services, customer services agreements and eCommerce in partnership with business units and dealers.
- Connected approximately 250,000 assets in 2018, for a total connected population of 850,000.
- Enhanced the customer service offering, resulting in a 30% increase in the number of Customer Services Agreements.
- Invested in improved eCommerce capabilities, leading to an approximate 10% increase in aftermarket related eCommerce sales.



Denise C. Johnson
Group President, Resource Industries

In 2018, Ms. Johnson:

- Delivered profitable growth in Resource Industries with segment profit increasing 129 percent (more than $900 million) on 31 percent higher sales than 2017, while driving a lean and disciplined cost culture.
- Accelerated adoption of autonomy solutions with key customers and delivered interoperability to retrofit competitive equipment, as well as doubled the number of autonomous sites and hauled 1.2 billion metric tons safely.
- Deployed enterprise technology and expanded offerings in key markets with a battery-electric prototype for underground applications; an electric drive large mining truck and wheel loader; and specific products for emerging markets.
- Continued necessary restructuring actions driving a flexible and competitive cost structure.



Thomas A. Pellette
Group President,
Construction Industries

In 2018, Mr. Pellette:

- Led Construction Industries (CI) to deliver record sales and profit. CI delivered 28 percent higher profit on 21 percent higher sales.
- CI exceeded all full-year key financial commitments and developed a more competitive and flexible cost structure.
- Executed the Operating & Execution Model with strong discipline, delivering further structural cost reductions.

Mr. Robert Charter
Group President, Customer & Dealer Support

- Mr. Charter served as Group President, Customer & Dealer Support until his retirement on June 1, 2018.
- He was replaced by Bob De Lange, who is now leading the division under a new name: Services, Distribution and Digital, to reflect the emphasis on digital as a key enabler of business success and the Company's priority to grow the aftermarket.

2018 CHIEF FINANCIAL OFFICER SUCCESSION

Mr. Bradley M. Halverson (1/1/2018 – 5/3/2018)
Mr. Joseph E. Creed (5/4/2018 – 8/31/2018)
Mr. Andrew R. J. Bonfield (9/1/2018 – Present)

Mr. Bradley M. Halverson
Group President & CFO

- Mr. Halverson served as Group President & CFO until his retirement on May 3, 2018.

Mr. Joseph E. Creed
Interim CFO

During Mr. Creed's tenure as Interim CFO, he:

- Exceeded the Company's financial targets and contributed to record profit per share.
- Drove consistent governance of the Operating & Execution Model, with all divisions completing Executive Office Strategy Reviews.
- Improved utilization and visualization of Caterpillar's extensive data set to drive meaningful business discussions and provide insight to profit concentrations.
- Delivered Business Market Assessment tool and enterprise resource allocation methodology.

THE COMPENSATION PROCESS

THE COMPENSATION AND HUMAN RESOURCES COMMITTEE (CHRC)

The CHRC is responsible for the executive compensation program design and decision-making process for NEO compensation. Regular reviews are conducted of the Company's executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. Recommendations and market data are provided by the independent compensation consultant to make decisions, as appropriate, regarding executive compensation based on the assessment of performance and achievement of Company goals. The CHRC also exercises its judgment as to what is in the best interests of the Company and its shareholders.


Shareholder feedback
Clearly articulated compensation philosophy, with strong pay-for-performance alignment
Compensation Decisions
Recommendations and market data from independent compensation consultant
Assessment of NEO performance and achievement of Company goals
CHRC assessment of business climate and industry factors

COMPENSATION CONSIDERATIONS

The CHRC, with the support of management and its independent compensation consultant, considers many aspects of the Company's financial and operational performance and other factors when making executive compensation decisions including, but not limited to:

- Long-term shareholder value creation
- The cyclical nature of the business
- Performance relative to financial guidance provided throughout the year
- Enterprise and Business Unit operational performance
- Performance relative to peers and competitors
- Historic absolute and relative performance
- Key areas management can influence over the short- and long-term
- Development and retention of management talent
- Skills, experience and tenure of executive incumbents

INDEPENDENT COMPENSATION CONSULTANT

The CHRC retained Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant during 2018. Meridian provides executive and director compensation consulting services, including advice regarding the design and implementation of compensation programs, market information, regulatory updates and analyses and trends on executive compensation and benefits. Interactions between Meridian and management are generally limited to discussions on behalf of the CHRC or as required to fulfill requests at its direction. During 2018, Meridian did not

provide any other services to the Company. Based on these factors, the CHRC's evaluation of Meridian's independence pursuant to the requirements approved and adopted by the

SEC and NYSE, and information provided by Meridian, the CHRC determined that the work performed by Meridian did not raise any conflicts of interest.

BENCHMARKING COMPENSATION TO PEERS

2018 COMPENSATION PEER GROUP

The CHRC regularly assesses the market competitiveness of the Company's executive compensation programs based on peer group data. The 2018 Compensation Peer Group was established based on the following criteria:

■ Total sales and revenues and market capitalization of the peer companies relative to Caterpillar;

■ Competitors and industry segment;

■ Companies considered potential sources for top talent;

■ Global presence with a significant portion of revenues coming from non-U.S. operations; and

■ Geographic footprint.

2018 Compensation Peer Group*

3M Company	Fluor Corporation
Archer-Daniels-Midland Company	Ford Motor Company
The Boeing Company	General Electric Company
Cisco Systems, Inc.	Halliburton Company
Cummins Inc.	Honeywell International Inc.
Deere & Company	Intel Corporation
DowDuPont Inc.	Johnson Controls, Inc.
Emerson Electric Co.	PACCAR Inc.
FedEx Corporation	United Technologies Corporation

*The CHRC removed Alcoa from the prior benchmarking peer group.

BENCHMARKING METHODOLOGY

To account for differences in the size of the compensation peer group companies, market data is statistically adjusted allowing for a comparison of the compensation levels to similarly-sized companies. Market data provided by the independent consultant is sourced from the Aon Total Compensation Measurement Database, and size-adjusted to Caterpillar's three-year average revenues using regression analysis. Each element of our NEOs' compensation is then targeted to the median of the peer group and adjusted above or below based on performance. To the extent an NEO's total actual compensation exceeds the peer group median, it is due to outstanding performance, critical skills and notable experience. If an NEO's compensation is below the median, it is generally due to underperformance against relevant metrics or reflective of an individual who is newer in his or her role.

2018 COMPETITOR PEER GROUP

For 2018, the CHRC also assessed the Company's business performance against a group of competitors that it deems to

compete directly with the Company. Although the Company's peer group described above is an appropriate benchmark for executive compensation at other similarly sized companies, the peer group data does not always provide useful comparisons to other companies that might be experiencing similar business conditions. To that end, and consistent with pay-for-performance, the Company's business performance is compared to its competitors by establishing a "Competitor Peer Group."

The CHRC uses the Competitor Peer Group (along with the 2018 Compensation Peer Group) to assess relative performance when awarding long-term incentive awards. The 2018 Competitor Peer Group was established based on the following criteria:

■ Compete in the same markets as the Company;

■ Offer similar products and services as the Company; or

■ Serve the same, or similar, industries and end users as the Company.

2018 Competitor Peer Group*

Cummins Inc.	Komatsu Ltd.
Deere & Company	Sany Heavy Equipment International Holdings Company Limited
Hitachi Construction Machinery Co., Ltd.	Volvo AB

*Joy Global Inc. was removed from the group due to its acquisition by Komatsu Ltd.

CEO PERFORMANCE EVALUATION AND COMPENSATION

The Board, excluding the CEO, all of whom are independent directors, annually conducts the CEO's performance evaluation. Prior to the Board's evaluation of the CEO's performance and its approval of CEO compensation, the CHRC makes a preliminary compensation recommendation to the Board based on its initial evaluation and performance review of the CEO. The Board then makes its final determination for CEO compensation.

EXECUTIVE COMPENSATION AND RISK MANAGEMENT

Each year, the CHRC assesses the Company's risk profile relative to the executive compensation program and confirms that its compensation programs and policies do not create or encourage excessive risks that are reasonably likely to have a material adverse impact on the Company. Also, the CHRC has concluded that the total compensation structure for senior leadership does not inappropriately emphasize short-term stock price performance at the expense of longer-term value creation. In particular, long-term incentive awards, as a significant portion of total compensation, and stock ownership guidelines which NEOs are required to maintain pre- and post-retirement are structured to align management's compensation with principles of risk management by maintaining a focus on the long-term performance of the Company. The stock ownership requirement for the CEO is six times base salary and three times base salary for each of the other NEOs, except two times base salary for the Interim CFO.

COMPONENTS OF EXECUTIVE COMPENSATION

NEOs receive a mix of fixed and variable compensation with a focus on long-term and performance-based components:

CEO


11%
Salary
19%
Target Annual Incentive
70%
Target Long-term Incentive
VARIABLE AND AT-RISK
89%

AVERAGE OF OTHER NEOS


16%
Salary
18%
Target Annual Incentive
66%
Target Long-term Incentive
VARIABLE AND AT-RISK
84%

BASE SALARY

Base salary is the only fixed component of NEO compensation. The CHRC targets base salaries at the size-adjusted median level of the peer group. Each NEO's base salary is determined by the individual's level of responsibility and historic performance with reference to the market median. Base salary increases, if any, are based on achievement of individual and Company objectives, contributions to Caterpillar's performance and culture, leadership accomplishments and a comparison to those in comparable positions at peer companies.

In 2018, Mr. Umpleby's salary was increased from $1.2 million to $1.5 million, which was meant to bring his salary nearer to the peer group median. In setting Mr. Umpleby's base salary, several factors were considered including market data of other CEOs relative to peer group medians and Mr. Umpleby's strong performance as CEO.

Upon his appointment to the position of CFO, Mr. Bonfield, who had previously served for 15 years as a public company CFO with three organizations, had his salary set at $800,000, which was aligned with the peer group median. Effective April 1, 2018, adjustments were made for the other NEOs and salaries were set at or below the peer group median.

NEO BASE SALARY

Name	2018[1]
Umpleby	$1,500,000
Bonfield[2]	$800,000
Halverson	$810,000
Creed	$381,000
Charter	$793,000
De Lange	$745,000
Johnson	$774,000
Pellette	$811,000

(1) 2018 salary effective April 1, 2018
(2) Hired September 1, 2018

ANNUAL INCENTIVE

2018 ANNUAL INCENTIVE PLAN DESIGN

The Company's Annual Incentive Plan (AIP) is designed to provide each NEO with an annual cash payout based on the short-term performance of the Company and each NEO's respective businesses. The AIP places the majority of each NEO's annual cash compensation at risk and aligns the interests of executives and shareholders.

Beginning in 2016, the CHRC modified the AIP design to more closely align pay outcomes with business performance by annually comparing the Company's forecasted Enterprise Operating Profit to the prior year's actual Enterprise Operating Profit. The comparison is conducted to determine whether the current year will be an "up year" (improved performance) or "down year" (weaker performance) versus the prior year's actual Enterprise Operating Profit results. All NEOs, except Mr. Creed, participated in the AIP.

2018 ANNUAL INCENTIVE PLAN DESIGN


Performance Projected Above Prior Year Results
FORECAST OPERATING PROFIT
Performance Projected Below Prior Year Results
"UP YEAR"
50% Payout THRESHOLD
100% Payout TARGET
200% Payout MAXIMUM
THRESHOLD 50% payout before adjustment
TARGET 100% payout before adjustment
Adjustment to target opportunity proportionate to operating profit projection below prior year results
"DOWN YEAR"

2018 ANNUAL INCENTIVE PERFORMANCE MEASURES AND RESULTS

In addition to Enterprise Operating Profit performance, a portion of each NEO's annual incentive was based on Operating Profit After Capital Charge (OPACC) and Services Revenues, all of which were subject to the same design above. Consistent with this design process, after reviewing the Company's 2018 business plan, the CHRC determined that 2018 would be an "up year," as Enterprise Operating Profit was forecasted to be above 2017. As a result, there were no adjustments to the target annual incentive opportunity for NEOs.

For the annual incentive, at its February 2018 meeting, the CHRC approved the performance measures described below to be used for determining actual payouts. The largest portion (ranging from 60 percent to 80 percent) of each NEO's 2018 annual incentive opportunity was based on Enterprise Operating Profit and the Operating Profit After Capital Charge (OPACC) for their respective businesses. The remaining portion of each NEO's annual incentive award opportunity was determined by the newly introduced Services Revenues metric for the enterprise or their respective businesses. Consistent with the Operating & Execution model, Services Revenues align the Company's emphasis on the aftermarket strategy with variable incentive opportunity.

When establishing the performance targets for 2018, the CHRC reviewed the Company's business plan, historical performance, management recommendations and feedback provided by the independent compensation consultant. Targets were set for each of the performance measures at levels that were designed to be reasonably achievable with strong management performance. Maximum performance levels were designed to be difficult to achieve in light of historical performance and the Company's business forecast at the time the measures were approved. The business forecast is based on market, economic and geopolitical factors. The performance measures were also weighted according to the Company's business priorities and the responsibilities of each NEO.

The charts below and on the following page summarize the performance measures, weightings and results for the 2018 annual incentive for each NEO. However, during 2018, including while serving as Interim CFO, Mr. Creed was a participant in the Company's Short-Term Incentive Plan (STIP), an annual cash incentive plan in which the Company's vice presidents and other management employees participate, instead of the AIP. STIP awards are calculated similar to the AIP, except the STIP also includes an individual performance factor (IPF) within the final payout calculation.

The IPF takes into account the individual's performance and contributions to the enterprise recognizing initiative, achievement and impact, and can range from 80 percent to 200 percent of the calculated payout prior to final award determination. Mr. Creed's individual performance and contributions in 2018, including his performance relative to peers, superior strategy execution and strong performance against goals were considered and an IPF of 120 percent was applied.

DESCRIPTION OF PERFORMANCE MEASURES

	PERFORMANCE MEASURE	DEFINITION	RATIONALE
FINANCIAL MEASURES	ENTERPRISE OPERATING PROFIT	Enterprise Operating Profit measures the overall profitability of all of Caterpillar's operations (including ME&T and Financial Products) before taxes, interest and other non-operating items. For AIP purposes, the Enterprise Operating Profit metric will be calculated as Caterpillar Consolidated Operating Profit excluding restructuring costs.	The CHRC approved Enterprise Operating Profit as a performance measure in order to incentivize management with respect to the overall profitability of the Company. The CHRC believes that Enterprise Operating Profit is an important corporate metric for shareholders to be able to assess the financial health of the Company.
	ENTERPRISE OPERATING PROFIT AFTER CAPITAL CHARGE (OPACC)	Enterprise Operating Profit After Capital Charge (OPACC) measures how productively and efficiently Caterpillar is utilizing assets to generate shareholder value. For AIP purposes, Enterprise OPACC is calculated as ME&T operating profit excluding restructuring costs less the capital charge. For Enterprise OPACC, the capital charge equals average quarterly ME&T net assets multiplied by a pre-tax capital charge rate of 13 percent.	OPACC is designed to measure how productively and efficiently the Company's assets are being utilized by examining the relationship between the value of the Company's assets and the operating profit that those assets generate. An increase in OPACC means that the Company's management is utilizing assets more efficiently to generate shareholder value, which the CHRC views as key to Caterpillar's long-term success.
	OPERATING PROFIT AFTER CAPITAL CHARGE (OPACC)	For each segment, OPACC is calculated as segment profit less the capital charge. In 2018, the capital charge was calculated as the average monthly net accountable assets multiplied by a pre-tax capital charge rate of 13 percent.	OPACC is designed to measure how productively and efficiently the Company's assets are being utilized by examining the relationship between the value of the Company's assets and the operating profit that those assets generate. An increase in OPACC means that the Company's management is utilizing assets more efficiently to generate shareholder value, which the CHRC views as key to Caterpillar's long-term success.
	SERVICES REVENUES	Services Revenues measure service-related revenues across Caterpillar including, but not limited to, revenues from aftermarket parts, financing and services provided by direct businesses. Due to the competitively sensitive nature of this measure, the threshold, target and result levels have all been indexed and reported as such.	The CHRC approved Services Revenues as an important measure intended to further strengthen profitability realized by growth in aftermarket parts and services.

2018 ANNUAL INCENTIVE PERFORMANCE MEASURES AND RESULTS



MEASURES	THRESHOLD[1] 0.5	TARGET 1.0	MAX 2.0	Actual	WEIGHTING: UMPLEBY	BONFIELD	CREED[1]	HALVERSON	CHARTER	DE LANGE[2]	JOHNSON	PELLETTE[3]
Enterprise Operating Profit ($B)	$5.4	$6.8	$8.4	Actual: $8.7	40%	40%	40%	40%	30%	30%	30%	30%
Enterprise OPACC ($B)	$2.7	$3.9	$5.4	Actual: $6.0	40%	40%	40%	40%	30%	18%		
CI OPACC ($B)	$2.5	$3.1	$3.7	Actual: $3.5						21%		29%
E&T OPACC ($B)	$1.8	$2.3	$3.0	Actual: $3.0								21%
RI OPACC ($B)	$0.1	$0.3	$0.6	Actual: $0.8							50%	
Enterprise Services Revenues	88.8	100.0	113.3	Actual: 106.5	20%	20%	20%	20%				
CI Services Revenues	88.8	100.0	113.3	Actual: 103.9						8%		12%
E&T Services Revenues	88.8	100.0	113.3	Actual: 107.3								8%
RI Services Revenues	88.8	100.0	113.3	Actual: 108.0							20%	
SD&D Services Revenues	88.8	100.0	113.3	Actual: 107.2					40%	23%		

(1) Mr. Creed participated in the Short-Term Incentive Plan (STIP); the measures of the STIP are similar to the AIP, aside from the threshold which is set at 0.3.

(2) Prorated weightings listed for De Lange due to his transition from CI Group President to SD&D Group President.

(3) Prorated weightings listed for Pellette due to his transition from E&T Group President to CI Group President.

2018 INCENTIVE PAYMENTS

In early 2019, the results for each performance measure noted above were converted into a performance factor and reviewed by the CHRC. Each performance factor was multiplied by the respective weightings for each NEO to obtain a final weighted performance factor which was then used to determine actual incentive payments for each of the NEOs.

The following are the calculated 2018 cash incentive payments made to the NEOs:

	Target Opportunity		Salary[1]		Weighted Performance Factor		Payment[2]
Umpleby	175%	X	$ 1,426,027	X	1.90	=	$ 4,742,000
Bonfield	115%	X	$ 267,397	X	1.90	=	$ 585,000
Halverson	115%	X	$ 272,959	X	1.90	=	$ 597,000
Creed[3]	80%	X	$ 370,892	X	1.90	=	$ 677,000
Charter	115%	X	$ 321,159	X	1.82	=	$ 673,000
De Lange[4]	115%	X	$ 725,275	X	1.77 [5]	=	$ 1,180,000
Johnson	115%	X	$ 763,153	X	1.91	=	$ 1,677,000
Pellette	115%	X	$ 799,658	X	1.77 [5]	=	$ 1,629,000

(1) All payments were calculated using a daily weighted average salary.
(2) Payments were rounded up to the nearest thousand.
(3) The calculated amount includes application of an IPF of 120 percent.
(4) The calculated payment was reduced by 20 percent.
(5) Prorated and rounded weightings based on time in segment.

LONG-TERM INCENTIVE

2018 DESIGN AND SIZING OF GRANT

In 2018, the CHRC granted one-half of each NEO's total long-term incentive (LTI) value in Performance-based Restricted Stock Units (PRSUs) and one-half in non-qualified stock options (stock options). The stock options vest equally in one-third increments beginning on the first anniversary of the grant date. Beginning with the 2018 equity grant, to align with market practice, Dividend Equivalent Units (DEUs) accrued on unvested PRSUs, but are settled only if the vesting requirements are met. The DEUs will settle in additional shares, rounded to the nearest whole unit.

For the 2018 grant, the CHRC selected Return on Equity (ROE) as the PRSU performance measure as it aligns management with shareholders by measuring and rewarding profitability relative to shareholders' investment in the business. The use of the ROE metric and the determination of the performance hurdle for each performance cycle are calibrated with historical performance of the competitor peer group (as well as S&P 500 Industrials more broadly) and are intended to reward for the achievement of sustained, long-term returns throughout the cycles in the Company's business. The CHRC believes that a strong focus on ROE reinforces effective capital management along with the need to deliver returns above the cost of capital even in a highly cyclical and often challenging macro-economic operating environment, thus aligning leadership priorities with long-term shareholder interests. The Company's ROE performance is annually reviewed including any one-time, non-operational or other special items that might impact the ROE result. Although certain items may significantly impact the

Company's reported financial results, they are not always indicative of the underlying operational performance of the Company or its management. To that end, in its evaluation of the Company's ROE results, the CHRC uses its discretion to make adjustments to ROE to align compensation outcomes with the operating performance of the Company.

The CHRC's process for sizing and awarding LTI grant values for NEOs is as follows:

1	Benchmark the median LTI value for the Company's compensation peer group
2	Review and consider financial results: **1-, 3- and 5-year TSR** (vs. the S&P 500 Industrials, Compensation Peer Group and Competitor Peer Group); operational performance; market conditions; and strategy execution
3	Adjust award values **to reflect individual performance** including consistency of performance against goals, leadership contributions, time in role and other relevant factors

In February 2018, the CHRC reviewed the Company's exemplary 1-, 3- and 5-year relative TSR and financial performance at the end of 2017. As TSR captures volatility in share price which may not fully reflect the Company's underlying performance, other factors such as strategy execution and consistency of performance against goals are considered when determining LTI awards. Therefore, LTI awards for the NEOs were granted at the 75th percentile of the benchmarked LTI values of the Company's compensation peer group and 80th percentile for the CEO.

RELATIVE TSR PERFORMANCE (PERCENTILE RANKING VS. PEERS)

Performance Period	Compensation Peer Group	Competitor Peer Group	S&P 500 Industrials
1-Year	94th	100th	99th
3-Year	94th	83rd	90th
5-Year	56th	50th	40th
Grant Sizing	75th Percentile		

2016 – 2018 PERFORMANCE RESTRICTED STOCK UNITS (PRSUs)

For the 2016 – 2018 performance period, adjustments were made to the ROE to account for restructuring costs, the effect of an accounting principle change impacting the accounting for pension and other post-employment benefits and the impact of the 2017 tax reform legislation in the U.S. Gains from divestitures were excluded as well as deferred tax valuation allowance adjustments. In each case,

the CHRC determined that these adjustments were an appropriate use of its discretion and in the best interest of the Company and its shareholders.

For the 2016 grant, the PRSUs were eligible to cliff vest based on a three-year average adjusted ROE result of 31.1 percent, which exceeded the goal of 15 percent. Therefore, the 2016 PRSU award cliff vested. The chart below describes the Company's ROE performance and results for the 2016 – 2018 performance period:

2016-2018 PRSUs



OTHER COMPENSATION, BENEFITS AND CONSIDERATIONS

NEO RETIREMENTS IN 2018

Bradley M. Halverson retired as Group President and Chief Financial Officer on May 4, 2018. Upon his retirement, and pursuant to the Retention and Retirement Agreement between him and the Company, (i) Mr. Halverson received a cash payment of $2,612,250, and (ii) his outstanding equity awards were treated in accordance with their terms, except that the performance-based restricted stock unit award granted to Mr. Halverson in 2017 will not be prorated should the company meet the performance hurdle.

Robert B. Charter retired as Group President, Customer & Dealer Support on June 1, 2018. Upon his retirement, and pursuant to the Retention and Retirement Agreement between him and the Company, (i) Mr. Charter received a cash payment of $2,967,125, (ii) the Company waived the application of the provision of its relocation policy that would otherwise require Mr. Charter to reimburse the Company for relocation allowances and benefits provided in connection with his relocation to Deerfield, Illinois, and (iii) his outstanding equity awards were treated in accordance with

their terms, except that the performance-based restricted stock unit award granted to Mr. Charter in 2017 will not be prorated should the company meet the performance hurdle.

Both agreements mentioned above also contain various covenants, including restrictive covenants relating to non-competition, non-solicitation, non-disparagement, confidentiality and cooperation.

INTERIM CHIEF FINANCIAL OFFICER POSTING OF JOSEPH E. CREED

Joseph E. Creed assumed the role of Interim Chief Financial Officer (CFO) while carrying out his duties as Vice President, Finance Services Division from May 4, 2018 to August 31, 2018. Moreover, in addition to his annual LTI award, upon successfully serving in the Interim CFO role, Mr. Creed was granted an additional equity award described in the Grants of Plan-Based Awards 2018 table. As Interim CFO, Mr. Creed participated in the Short-Term Incentive Plan (STIP) rather than the AIP.

APPOINTMENT OF ANDREW R. J. BONFIELD

Andrew R. J. Bonfield was hired as Caterpillar's Chief Financial Officer on September 1, 2018. As a component of his recruitment to join the Company, Mr. Bonfield was awarded a cash sign-on bonus of $800,000, a time vested Restricted Stock Unit grant valued at $3,700,040 (to offset forfeited equity to join the Company), a Non-Qualified Stock Option grant valued at $993,465 and a Performance-based Restricted Stock Unit grant valued at $749,985. All equity compensation values above are based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

POST-TERMINATION AND CHANGE IN CONTROL BENEFITS

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts; however, the CHRC will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. Change in control benefits are provided under the Company's long-term and annual incentive plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. There is no cash severance or other benefits for a termination related to change in control beyond what is provided under the long-term and annual incentive plans.

The Company's change in control provisions are subject to a "double trigger" and, when both a change in control and involuntary termination of employment without cause occur, provide accelerated vesting and target payouts under the incentive plans, as described further below.

Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section of this proxy statement.

In the event of a qualifying termination of employment following a change in control, target payouts are provided under the incentive plans.

- All unvested stock options, stock appreciation rights, performance-based restricted stock units and restricted stock units vest immediately.
- Stock options and stock appreciation rights remain exercisable over the normal life of the grant.
- The annual incentive plan allows for the target award opportunity, prorated based on the individual's time of employment from the beginning of the performance period through the later of: (1) the change in control or (2) termination of employment.

RETIREMENT AND OTHER BENEFITS

In addition to the annual and long-term components of compensation, NEOs participate in health and welfare benefit plans generally available to employees to provide competitive benefits.

The defined contribution and defined benefit retirement plans available to the NEOs are also available to many U.S. Caterpillar management and salaried employees. Under the defined benefit pension plans, the benefit is calculated based on years of service and final average monthly earnings. All NEOs participate in one or more of the U.S. retirement plans described in the following table:

Plan Type	Title	Description
PENSION	RETIREMENT INCOME PLAN (RIP)	Defined benefit pension plan under which benefit amounts are calculated based on years of service and final average monthly earnings and offer annuity payments. RIP was closed to new entrants, effective January 1, 2011. Benefits were frozen for most participants; however, a group of "Sunset" participants are accruing benefits until the earlier of their separation from service or December 31, 2019. Sunset participants were hired prior to January 1, 2003, and were age 40 or more as of December 31, 2010. Subject to the Company's right to amend or terminate the plan, Mr. Umpleby and Mr. Pellette continue to earn benefits under RIP until the earlier of separation or December 31, 2019.
	SUPPLEMENTAL RETIREMENT PLAN (SERP)	Non-qualified defined benefit pension plan that works in tandem with RIP. SERP provides additional pension benefits if the NEO's benefit is limited due to the compensation and annual benefit limits imposed on RIP by the tax code. SERP also pays a benefit that would otherwise have been paid under RIP but for (1) the NEO's deferral of compensation under SDCP, SEIP or DEIP and (2) exclusions of lump sum discretionary awards and variable base pay from RIP earnings. Subject to the Company's right to amend or terminate the plan, Mr. Pellette continues to earn SERP benefits until the earlier of separation or December 31, 2019. Mr. Umpleby participates in a Solar Turbines Incorporated sponsored non-qualified defined benefit pension plan, which is similar to SERP. Subject to the Company's right to amend or terminate the plan, Mr. Umpleby continues to earn benefits until the earlier of separation or December 31, 2019.
SAVINGS	CATERPILLAR 401(k) PLANS	U.S.-based NEOs who continue to earn benefits in a pension plan are eligible to participate in a Caterpillar 401(k) plan under which the Company matches 50 percent of the first six percent of the NEO's eligible pay contributed to the 401(k). All other U.S.-based NEOs participate in a Caterpillar 401(k) plan under which the Company matches 100 percent of the first six percent of eligible pay contributed by the participant, and the Company makes an annual non-elective contribution equal to three percent, four percent or five percent of eligible pay based on the employee's age and years of service with the Company.
	SUPPLEMENTAL DEFERRED COMPENSATION PLAN (SDCP)	All U.S.-based NEOs who participate in a Caterpillar 401(k) plan are eligible to participate in SDCP, which provides the opportunity to make deferrals of base salary in excess of the limits imposed on the 401(k) plans by the Internal Revenue Code and to elect deferrals from the AIP. Under the terms of SDCP, participants are eligible to earn matching contributions and annual non-elective contributions based on formulas applicable to them in the Caterpillar 401(k) plans.
	SUPPLEMENTAL (SEIP) AND DEFERRED (DEIP) EMPLOYEES' INVESTMENT PLAN	All U.S.-based NEOs hired prior to March 25, 2007 were previously eligible to participate in SEIP and DEIP. These plans were closed in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005 remains in these plans.

LIMITED PERQUISITES

The Company provides NEOs a limited number of perquisites that the CHRC believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. An annual review of perquisites provided to the NEOs is conducted and beginning in 2018, all NEOs became eligible to receive financial planning services and executive physicals through approved providers. These

and other services are intended to provide for the security and safety of our executives, such as home security systems and limited use of company aircraft and ground transportation, and will allow our NEOs to devote additional time to Caterpillar business. The costs associated with these perquisites are included in the "2018 All Other Compensation Table."

CLAWBACK POLICY

Under the Company's compensation clawback policy, the Board may require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all the following apply:

■ The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain

financial results that were subsequently the subject of a restatement.

■ The officer engaged in intentional misconduct that caused or partially caused the need for the restatement.

■ The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

NO HEDGING OR PLEDGING

The Company's insider trading policy prohibits directors, officers and employees from engaging in hedging transactions, holding Company securities in a margin account or otherwise pledging Company securities.

TAX IMPLICATIONS: DEDUCTIBILITY OF NEO COMPENSATION

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1 million for any year is not deductible for United States income tax purposes. Historically, there was an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under applicable IRS regulations. With the enactment of the 2017 Tax Cuts and Jobs Act, the performance-based compensation exemption was eliminated under Section 162(m) of the Internal Revenue Code, except

with respect to certain grandfathered arrangements. The CHRC believes that it must maintain flexibility in its approach to executive compensation in order to structure a program that it considers to be the most effective in attracting, motivating and retaining the Company's key executives, and therefore, the deductibility of compensation is one of several factors considered when making executive compensation decisions.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

The Compensation and Human Resources Committee (CHRC) has reviewed and discussed the Compensation Discussion & Analysis (CD&A) included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the CHRC with regard to executive compensation. Based on such review and discussion, we recommend to the Board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

By the members of the Compensation and Human Resources Committee:[1]

Miles D. White (Chairman)   David L. Calhoun   Debra L. Reed-Klages

(1) The report was approved by the CHRC prior to changes in committee membership that were effective April 12, 2019.

2018 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	Non-equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total Compensation	Total Without Change in Pension Value[6]
D. James Umpleby III Chairman & CEO	2018	$ 1,425,000	$ —	$ 6,499,973	$ 8,448,354	$ 4,742,000	$ 5,891,465	$ 282,721	$ 27,289,513	$21,398,048
	2017	$ 1,200,000	$ 1,070,000	$ 3,288,528	$ 5,361,394	$ 2,430,000	$ —	$ 685,287	$ 14,035,209	$14,035,209
	2016	$ 825,636	$ —	$ 1,166,657	$ 2,353,971	$ 858,138	$ 62,688	$ 27,097	$ 5,294,187	$ 5,231,499
Andrew R. J. Bonfield CFO	2018	$ 266,667	$ 800,000[7]	$ 4,450,025	$ 993,465	$ 585,000	$ —	$ 86,030	$ 7,181,187	$ 7,181,187
Joseph E. Creed Interim CFO	2018	$ 370,752	$ —	$ 1,750,110	$ 844,817	$ 677,000	$ —	$ 99,525	$ 3,742,204	$ 3,742,204
Bradley M. Halverson Group President & CFO	2018	$ 303,727	$ —	$ —	$ —	$ 597,000	$ 1,772,250	$ 2,665,677	$ 5,338,654	$ 3,566,404
	2017	$ 804,078	$ —	$ 2,367,683[8]	$ 2,218,512	1,387,174	$ 444,299	$ 380,950	$ 7,602,696	$ 7,158,397
	2016	$ 786,312	$ —	$ 1,080,269	$ 2,179,625	$ 852,957	$ 231,289	$ 96,250	$ 5,226,702	$ 4,995,413
Robert B. Charter Group President	2018	$ 323,417	$ —	$ 2,950,336[9]	$ 2,014,603	$ 673,000	$ 3,308,607[10]	$ 3,014,139	$ 12,284,102	$ 8,975,495
	2017	$ 756,192	$ —	$ 1,678,238	$ 2,736,169	$ 1,244,626	$ 397,794	$ 714,835	$ 7,527,854	$ 7,130,060
	2016	$ 729,768	$ 500,000	$ 984,692	$ 1,986,744	$ 818,510	$ 189,327	$ 247,311	$ 5,456,352	$ 5,267,025
Bob De Lange Group President	2018	$ 725,001	$ —	$ 2,149,984	$ 2,794,444	$ 1,180,000	$ —	$ 453,190	$ 7,302,619	$ 7,302,619
	2017	$ 664,221	$ —	$ 1,224,639	$ 1,996,648	$ 1,381,917	$ —	$ 2,455,278	$ 7,722,703	$ 7,722,703
Denise C. Johnson Group President	2018	$ 763,002	$ —	$ 2,000,073	$ 2,599,472	$ 1,677,000	$ —	$ 157,034	$ 7,196,581	$ 7,196,581
Thomas A. Pellette Group President	2018	$ 799,500	$ —	$ 2,000,073	$ 2,599,472	$ 1,629,000	$ 2,189,362	$ 47,982	$ 9,265,389	$ 7,076,027
	2017	$ 756,192	$ —	$ 1,587,553	$ 2,588,260	$ 1,304,639	$ 478,939	$ 621,423	$ 7,337,006	$ 6,858,067

(1) Except as otherwise described for Mr. Charter in footnote 9 below, the amounts reported in this column represent PRSUs granted in 2018 under the Caterpillar Inc. 2014 Long-Term Incentive Plan (LTIP) and are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of grant reflected the probable level of achievement. Assumptions made in the calculation of these amounts are included in Note 3 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2018, included in the Company's Form 10-K filed with the SEC on February 14, 2019.

(2) The amounts reported in this column represent non-qualified stock options granted under the LTIP that are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 3 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2018, included in the Company's Form 10-K filed with the SEC on February 14, 2019.

(3) The amounts in this column reflect the AIP payments for 2018 for all NEOs except Mr. Creed whose payment was for the STIP.

(4) Because NEOs do not receive "preferred" or "above market" earnings on compensation deferred into SDCP, SEIP and/or DEIP, the amount shown represents only the change between the actuarial present value of each NEO's total accumulated pension benefit between December 31, 2017 and December 31, 2018. The amount assumes the pension benefit is payable at each NEO's earliest unreduced retirement age based upon the NEO's current pensionable earnings. Mr. Umpleby's change in pension value was primarily due to an increase in his annual pensionable earnings resulting from an additional year of compensation as the CEO.

(5) All Other Compensation detail for 2018 is shown in a separate table appearing on the next page.

(6) To demonstrate how year-over-year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, from the amounts reported in the Total Compensation column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the Total Compensation column.

(7) This amount reflects a cash sign-on bonus in connection with Mr. Bonfield's appointment as CFO as described under the headings "Components of Executive Compensation - Base Salary" and "Other Compensation, Benefits and Considerations — Appointment of Andrew R. J. Bonfield."

(8) This amount includes the incremental fair value associated with the modification to Mr. Halverson's 2017 PRSU award which was disclosed in the Company's 2018 proxy statement.

(9) For Mr. Charter, this amount also includes the incremental fair value associated with the modification to his outstanding 2017 PRSU award totaling $1,400,298 as described under the heading "Other Compensation, Benefits and Considerations — NEO Retirements in 2018." Pursuant to the SEC disclosure rules, removal of the pro-rata vesting provision is considered a modification resulting in additional compensation being reported in the year of modification. Under ASC 718, the incremental fair value associated with such modification is calculated based on the value of the company's common stock at the time of modification.

(10) The amount reported for Mr. Charter has been converted to U.S. dollars using the exchange rate in effect on December 31, 2018 (1 Australian dollar = 0.70585 U.S. dollar).

2018 ALL OTHER COMPENSATION TABLE

Name	Company Contributions 401(k)	Company Contributions SDCP	Corporate Aircraft/ Transportation[1]	Home Security[2]	Other	Total All Other Compensation
D. James Umpleby III	$ 8,350	$ 139,500	$ 115,126	$ 7,683	$ 12,062[3]	$ 282,721
Andrew R. J. Bonfield	$ 16,000	$ —	$ —	$ —	$ 70,030[4]	$ 86,030
Joseph E. Creed	$ 27,613	$ 57,773	$ —	$ 2,599	$ 11,540[3]	$ 99,525
Bradley M. Halverson	$ 7,538	$ 42,709	$ 229	$ 2,951	$ 2,612,250[5]	$ 2,665,677
Robert B. Charter	$ 8,183	$ 38,791	$ 40	$ —	$ 2,967,125[5]	$ 3,014,139
Bob De Lange	$ 27,016	$ 61,275	$ 10	$ 11,262	$ 353,627[6]	$ 453,190
Denise C. Johnson	$ 26,722	$ 108,083	$ —	$ 8,910	$ 13,319[3]	$ 157,034
Thomas A. Pellette	$ 8,250	$ 39,139	$ —	$ 593	$ —	$ 47,982

(1) The value of personal aircraft usage reported above is based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Mr. Umpleby and the Company have a time-sharing lease agreement, pursuant to which certain costs associated with personal flights are reimbursed by Mr. Umpleby to the Company in accordance with the agreement.

(2) Amounts reported for home security represent the cost provided by an outside security provider for hardware and monitoring service. The incremental cost associated with the home security services is determined based upon the amounts paid to the outside service provider.

(3) Amounts include the cost for executive physicals and financial planning services. The incremental cost associated with these services is determined based upon the amounts paid to the approved service providers.

(4) The amount reported for Mr. Bonfield represents relocation expenses.

(5) The amounts reported are payments in connection with the retention and subsequent retirements of Messrs. Halverson and Charter.

(6) Mr. De Lange was previously an International Service Employee (ISE). The amount reported includes payments made and credits received in 2018 related to Mr. De Lange's previous ISE service. The amount shown includes foreign service allowance typically paid by the Company on behalf of the ISE, which may include allowances paid or credits received for moving expenses, housing, mobility premium, home leave, foreign and U.S. taxes. Company paid taxes related to Mr. De Lange's ISE assignment of $355,458 were included in this amount, net of any credits received, in accordance with the Company's tax equalization policy for ISEs. These allowances are intended to ensure the Company's ISEs are in the same approximate financial position as they would have been if they lived in their home country during the time of their international service. These ISE related expenses were valued based on the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service providers of the NEO, as applicable. Also, included in this amount is the cost of executive financial planning services. The incremental cost associated with these services is determined based upon the amounts paid to the approved service providers.

GRANTS OF PLAN-BASED AWARDS IN 2018

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | All Other Option Awards: Number of Securities Underlying Options[3] (#) | Exercise or Base Price of Option Awards ($/Share) | Grant Date Fair Value of Stock and Option Awards ($)[4] |
		Threshold ($)	Target ($)	Maximum ($)	Target (#)			
D. James Umpleby III	3/5/2018	—	—	—	43,012	—	$ —	$ 6,499,973
	3/5/2018	—	—	—	—	182,944	$ 151.12	$ 8,448,354
	AIP[5]	$ 1,247,774	$ 2,495,548	$ 4,991,096	—	—	$ —	$ —
Andrew R. J. Bonfield	9/7/2018	—	—	—	5,307	—	$ —	$ 749,985
	9/7/2018	—	—	—	26,182[6]	—	$ —	$ 3,700,040
	9/7/2018	—	—	—	—	23,077	$ 141.32	$ 993,465
	AIP[5]	$ 153,753	$ 307,507	$ 615,014	—	—	$ —	$ —
Joseph E. Creed	3/5/2018	—	—	—	4,301	—	$ —	$ 649,967
	3/5/2018	—	—	—	—	18,294	$ 151.12	$ 844,817
	6/13/2018	—	—	—	7,111[7]	—	$ —	$ 1,100,143
	STIP[5]	$ 89,014	$ 296,714	$ 593,427	—	—	$ —	$ —
Bradley M. Halverson	AIP[5]	$ 156,951	$ 313,903	$ 627,805	—	—	$ —	$ —
Robert B. Charter	3/5/2018	—	—	—	10,257	—	$ —	$ 1,550,038[8]
	3/5/2018	—	—	—	—	43,625	$ 151.12	$ 2,014,603[8]
	4/6/2018	—	—	—	19,339	—	$ —	$ 1,400,298[9]
	AIP[5]	$ 184,666	$ 369,333	$ 738,666	—	—	$ —	$ —
Bob De Lange	3/5/2018	—	—	—	14,227	—	$ —	$ 2,149,984
	3/5/2018	—	—	—	—	60,512	$ 151.12	$ 2,794,444
	AIP[5]	$ 417,033	$ 834,066	$ 1,668,133	—	—	$ —	$ —
Denise C. Johnson	3/5/2018	—	—	—	13,235	—	$ —	$ 2,000,073
	3/5/2018	—	—	—	—	56,290	$ 151.12	$ 2,599,472
	AIP[5]	$ 438,813	$ 877,626	$ 1,755,251	—	—	$ —	$ —
Thomas A. Pellette	3/5/2018	—	—	—	13,235	—	$ —	$ 2,000,073
	3/5/2018	—	—	—	—	56,290	$ 151.12	$ 2,599,472
	AIP[5]	$ 459,803	$ 919,606	$ 1,839,212	—	—	$ —	$ —

(1) The amounts reported represent estimated potential awards under the 2018 AIP for all NEOs other than Mr. Creed who participated in the 2018 STIP. The STIP applies an individual performance factor (IPF) ranging from 80 percent to 200 percent. Mr. Creed's STIP threshold, target and maximum assume an IPF of 100 percent.

(2) The amounts reported in this column represent estimated potential awards under the LTIP. PRSUs were granted on March 5, 2018 under the LTIP for the 2018-2020 performance period except for Mr. Bonfield who received his grant on September 7, 2018. PRSUs vest at the end of a three-year performance period subject to the Company's achievement of an average ROE performance hurdle during that period. There is no threshold or maximum payout opportunity with respect to these PRSUs.

(3) Amounts reported represent stock options granted under the LTIP. The exercise price for all stock options granted to the NEOs is the closing price of Caterpillar stock on the grant date. All stock options granted to the NEOs will vest in one-third increments on March 5, 2019, March 5, 2020 and March 5, 2021.

(4) The amounts shown do not reflect realized compensation by the NEO. As reported in this column, the value of PRSUs granted in 2018 under the LTIP are based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of the grant reflected the probable level of achievement.

(5) The 2018 AIP and STIP estimates shown are based upon each executive's base salary for 2018. The actual payout was based on the achievement of corporate and business unit performance metrics and in the case of Mr. Creed an IPF. Please refer to page 38 of the CD&A for a detailed explanation of the various performance metrics. Payments under AIP are limited by a plan cap set at $15 million. The cash payouts for the 2018 plan year are included in the column "Non-equity Incentive Plan Compensation" of the "2018 Summary Compensation Table."

(6) Mr. Bonfield received a grant of Restricted Stock Units (RSUs) upon hire. The RSUs will time vest in one-half increments on September 7, 2019 and September 7, 2020.

(7) Mr. Creed received a grant of RSUs in 2018 for the period he served as an Interim Chief Financial Officer.

(8) Pursuant to their terms, the equity awards made to Mr. Charter on March 5, 2018 were forfeited upon his retirement effective June 1, 2018.

(9) This amount represents the incremental fair value associated with the modification to Mr. Charter's 2017 PRSU award in connection with his retirement and does not reflect a new equity grant.

OUTSTANDING EQUITY AWARDS AT 2018 FISCAL YEAR END

		Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised SARs/Options						Equity Incentive Plan Awards:	
Name	Grant Date	Exercisable	Unexercisable	SAR / Option Exercise Price	SAR / Option Expiration Date[1]	Number of Shares or Units of Stock that have not Vested[2]	Market Value of Shares or Units of Stock that have not Vested[3]	Number of Unearned Shares, Units or other Rights that have not Vested[4]	Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested[5]
D. James Umpleby III	03/01/2010	6,781	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	22,696	—	$ 102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	21,416	—	$ 110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	79,976	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	85,606	—	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	172,621	—	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	18,029[6]	$ 2,290,945
	03/07/2016	76,033	38,016	$ 74.77	03/07/2026	—	$ —	—	$ —
	03/06/2017	—	—	$ —	—	—	$ —	37,895[7]	$ 4,815,318
	03/06/2017	71,457	142,913	$ 95.66	03/06/2027	—	$ —	—	$ —
	03/05/2018	—	—	$ —	—	—	$ —	43,788[7]	$ 5,564,141
	03/05/2018	—	182,944	$ 151.12	03/05/2028	—	$ —	—	$ —
Andrew R. J. Bonfield	09/07/2018	—	—	$ —	—	—	$ —	5,344[7]	$ 679,062
	09/07/2018	—	23,077	$ 141.32	03/05/2028	—	$ —	—	$ —
	09/07/2018	—	—	$ —	—	26,366	$ 3,350,328	—	$ —
Joseph E. Creed	03/04/2013	2,210	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	5,152	—	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	9,949	—	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	1,799[6]	$ 228,599
	03/07/2016	7,586	3,793	$ 74.77	03/07/2026	—	$ —	—	$ —
	03/06/2017	—	—	$ —	—	—	$ —	3,267[7]	$ 415,138
	03/06/2017	6,160	12,320	$ 95.66	03/06/2027	—	$ —	—	$ —
	03/05/2018	—	—	$ —	—	—	$ —	4,379[7]	$ 556,440
	03/05/2018	—	18,294	$ 151.12	03/05/2028	—	$ —	—	$ —
	06/13/2018	—	—	$ —	—	7,205	$ 915,539	—	$ —
Bradley M. Halverson	03/03/2014	41,061	—	$ 96.31	05/03/2023	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	16,694[6]	$ 2,121,307
	03/07/2016	105,602	—	$ 74.77	03/07/2026	—	$ —	—	$ —
	03/06/2017	—	—	$ —	—	—	$ —	15,681[7]	$ 1,992,585
	03/06/2017	29,569	59,136	$ 95.66	03/06/2027	—	$ —	—	$ —

Name	Grant Date	Option Awards — Number of Securities Underlying Unexercised SARs/Options — Exercisable	Unexercisable	SAR / Option Exercise Price	SAR / Option Expiration Date[1]	Stock Awards — Number of Shares or Units of Stock that have not Vested[2]	Market Value of Shares or Units of Stock that have not Vested[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not Vested[4]	Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested[5]
Robert B. Charter	03/02/2015	142,798	—	$ 83.00	05/31/2023	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	15,217[6]	$ 1,933,624
	03/07/2016	96,257	—	$ 74.77	03/07/2026	—	$ —	—	$ —
	03/06/2017	—	—	$ —	—	—	$ —	19,339[7]	$ 2,457,407
	03/06/2017	36,468	72,935	$ 95.66	03/06/2027	—	$ —	—	$ —
Bob De Lange	03/01/2010	2,157	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	3,359	—	$ 102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	2,952	—	$ 110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	3,994	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	5,795	—	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	31,888	—	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	7,409[6]	$ 941,462
	03/07/2016	31,247	15,623	$ 74.77	03/07/2026	—	$ —	—	$ —
	03/06/2017	—	—	$ —	—	—	$ —	14,112[7]	$ 1,793,212
	03/06/2017	26,612	53,222	$ 95.66	03/06/2027	—	$ —	—	$ —
	03/05/2018	—	—	$ —	—	—	$ —	14,484[7]	$ 1,840,482
	03/05/2018	—	60,512	$ 151.12	03/05/2028	—	$ —	—	$ —
Denise C. Johnson	05/01/2014	—	—	$ —	—	284	$ 36,088	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	7,008[6]	$ 890,507
	03/07/2016	—	14,777	$ 74.77	03/07/2026	—	$ —	—	$ —
	03/06/2017	—	—	$ —	—	—	$ —	18,294[7]	$ 2,324,619
	03/06/2017	34,497	68,992	$ 95.66	03/06/2027	—	$ —	—	$ —
	03/05/2018	—	—	$ —	—	—	$ —	13,474[7]	$ 1,712,141
	03/05/2018	—	56,290	$ 151.12	03/05/2028	—	$ —	—	$ —
Thomas A. Pellette	03/02/2015	47,599	—	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	15,217[6]	$ 1,933,624
	03/07/2016	32,086	32,085	$ 74.77	03/07/2026	—	$ —	—	$ —
	03/06/2017	—	—	$ —	—	—	$ —	18,294[7]	$ 2,324,619
	03/06/2017	34,497	68,992	$ 95.66	03/06/2027	—	$ —	—	$ —
	03/05/2018	—	—	$ —	—	—	$ —	13,474[7]	$ 1,712,141
	03/05/2018	—	56,290	$ 151.12	03/05/2028	—	$ —	—	$ —

(1) Stock options granted in 2016, 2017 and 2018 are exercisable in one-third increments on each of the first through third year anniversaries of the date of grant for all NEOs except Mr. Bonfield. Mr. Bonfield's 2018 option grant will vest in one-third increments on March 5, 2019, March 5, 2020 and March 5, 2021, the same date as the other NEOs. Stock options expire ten years from the grant date for an active employee, except Mr. Bonfield's 2018 options expire March 5, 2028, the same date as other NEOs.

(2) The amounts shown include the portion of any prior RSU grants that were not vested as of December 31, 2018. The 2018 RSU grant provides for dividend equivalent units (DEUs) to accrue on unvested RSUs when a dividend is paid by the company. The amounts shown for Messrs. Bonfield and Creed include any applicable DEUs as of December 31, 2018 (rounded to the nearest whole unit).

(3)   Market value is based on the number of RSUs, including, when applicable, DEUs that have not vested (rounded to the nearest whole unit), multiplied by $127.07, the closing price of Caterpillar's common stock on December 31, 2018.

(4)   The amounts shown include the portion of any prior PRSU grants that were not vested as of December 31, 2018. The 2018 PRSU grant provides for DEUs to accrue on unvested PRSUs when a dividend is paid by the Company. The amount shown includes any applicable DEUs accrued as of December 31, 2018 (rounded to the nearest whole unit).

(5)   Market value is based on the number of PRSUs, including, when applicable, DEUs that have not vested (rounded to the nearest whole unit) multiplied by $127.07, the closing price of Caterpillar's common stock on December 31, 2018.

(6)   This amount represents the PRSUs that vested based on the achievement of an average ROE performance hurdle over the three-year performance cycle. The Company achieved the ROE performance hurdle and, accordingly, the PRSUs were released February 13, 2019.

(7)   This amount represents the PRSUs that are scheduled to vest following the end of the performance period in 2019 and 2020 respectively based on the Company's achievement of an average ROE performance hurdle over the three-year performance period. The number of PRSUs reported in this table assumes the aggregate ROE performance hurdle is achieved for the three-year performance period.

2018 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
D. James Umpleby III	—	$ —	16,325	$ 2,499,358
Andrew R. J. Bonfield	—	$ —	—	$ —
Joseph E. Creed	8,157	$ 439,581	—	$ —
Bradley M. Halverson	91,318	$ 5,153,924	14,560	$ 2,229,136
Robert B. Charter	96,327	$ 5,484,623	13,505	$ 2,067,616
Bob De Lange	—	$ —	—	$ —
Denise C. Johnson	35,051	$ 2,499,213	283	$ 40,289
Thomas Pellette	152,286	$ 10,774,798	13,505	$ 2,067,616

(1)   Upon exercise, option holders may surrender shares to satisfy income tax withholding requirements. The amounts shown are gross amounts.

(2)   Upon vesting of the RSUs or PRSUs, shares are surrendered to satisfy income tax withholding requirements. The amounts shown are gross amounts.

2018 PENSION BENEFITS

Name	Plan Name[1]	Number of Years of Credited Service[2]	Present Value of Accumulated Benefit[3]	Payments During Last Fiscal Year[4]
D. James Umpleby III	RIP	25	$ 2,070,747	$ —
	Solar MRO	25	$ 18,114,762	$ —
Andrew R. J. Bonfield	—	—	$ —	$ —
Joseph E. Creed	RIP	13.58	$ 233,158	$ —
Bradley M. Halverson	RIP	30.25	$ 2,552,795	$ 86,482
	SERP	30.25	$ 6,702,795	$ 230,105
Robert B. Charter	CatSuper Plan	29.25	$ —	$ 7,422,267[5]
Bob De Lange	—	—	$ —	$ —
Denise C. Johnson	—	—	$ —	$ —
Thomas A. Pellette	RIP	25.25	$ 1,871,452	$ —
	SERP	25.25	$ 3,448,475	$ —

(1) Mr. Umpleby participated in the Solar Turbines Incorporated Retirement Plan (Solar RP) through December 31, 2014, and participates in the Solar Turbines Incorporated Managerial Retirement Objective Plan (Solar MRO) because he was originally hired by Solar Turbines Incorporated, a wholly owned subsidiary of Caterpillar. The Solar RP was merged into the Retirement Income Plan (RIP) as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. The Solar RP is a noncontributory U.S. qualified defined benefit pension plan and the Solar MRO is a U.S. non-qualified pension plan. The total benefit formula for the Solar RP is 60 percent of final average salary prorated for years of service less than 25 minus 65 percent of the monthly Social Security benefit. Final average salary is the average base salary for the highest consecutive 36-month period during the 120-month period prior to retirement. Amounts payable under both Solar RP and Solar MRO are based upon a maximum of 25 years of service. The Solar MRO provides a benefit under the same benefit formula and includes base salary and annual incentive pay. The employee's annual retirement income benefit under the Solar RP is restricted by the Internal Revenue Code limitations and the excess benefits are paid from the Solar MRO. The Solar MRO is not funded. Mr. Creed participates in the RIP, a noncontributory U.S. qualified defined benefit pension plan. Messrs. Halverson and Pellette participate in RIP and the Supplemental Retirement Plan (SERP), a U.S. non-qualified pension plan. The total benefit formula across both plans is 1.5 percent for each year of service (capped at 35 years) multiplied by the final average earnings during the highest five of the final ten years of employment. Final average earnings include base salary and annual incentive compensation, including amounts deferred. The employee's annual retirement income benefit under the qualified plan is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from the SERP, which is not funded. Mr. Charter participated in the Caterpillar of Australia PTY LTD Retirement Plan (CatSuper Plan), a defined benefit plan. The total benefit formula in the plan is 17.5 percent for each year of service multiplied by final average salary during the highest three of the final ten years of employment. Final average salary for this plan includes base salary and annual incentive compensation, including amounts deferred, without any limitation on the dollar amounts covered. The plan formula produces a lump sum amount. Messrs. Bonfield and De Lange and Ms. Johnson do not participate in a pension plan.

(2) Mr. Umpleby, who participates in the Solar RP and Solar MRO, has more than 25 years of service with the Company and meets the early retirement eligibility requirement of age 55 with at least ten years of service. Early retirement benefits paid under Solar RP and Solar MRO have a three percent reduction per year under age 62. The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. Mr. Creed participates in RIP with a benefit earned through December 31, 2010 at which time the plan froze accruals for participants who did not meet specific age and service criteria. Messrs. Halverson and Pellette participate in RIP and SERP. Amounts payable under both RIP and SERP are based upon a maximum of 35 years of service. All RIP participants may receive their benefit immediately following termination of employment after reaching early retirement eligibility, or may defer benefit payments until any time between early retirement age and normal retirement age. SERP and Solar MRO participants receive their benefit six months after their retirement date. Normal retirement age is defined as age 65 with five years of service. For RIP and SERP participants, early retirement is defined as: any age with 30 years of service, age 55 with 15 years of service or age 60 with ten years of service. If a participant elects early retirement, benefits are reduced by four percent per year, before age 62. Mr. Halverson retired in 2018 under the early retirement provisions of RIP and SERP. As a current RIP and SERP participant, Mr. Pellette is eligible for early retirement, with a four percent reduction per year under age 62 in both plans. Mr. Charter, who participated in the CatSuper Plan, retired under early retirement, with no reduction to the lump sum earned.

(3) The amount in this column represents the actuarial present value for each NEO's accumulated pension benefit on December 31, 2018. For each NEO, it assumes benefits are payable at each NEO's earliest unreduced retirement age based upon current level of pensionable income or at their actual retirement date. Present value factors use an interest rate of 4.21 percent and the RP-2014 White Collar separate annuitant and non-annuitant mortality table with a load factor of 92.9 percent adjusted backward to 2006 with MP-2014 and projected forward using Scale MP-2018 with a convergence at 2034 and 75 percent of long-term convergence rates (0.75 percent for ages up to and including 85) which are SERP's year-end disclosure assumptions at December 31, 2018. The amount reported for Mr. Charter has been converted to U.S. dollars using the exchange rate in effect on December 31, 2018 (1 Australian dollar = 0.70585 U.S. dollar).

(4) The amount in this column represents the actual payments made in 2018 to retired NEOs.

(5) The amount reported for Mr. Charter represents a lump sum distribution of the entire benefit. This amount has been converted to U.S. dollars using the exchange rate in effect on December 31, 2018 (1 Australian dollar = 0.70585 U.S. dollar).

2018 NONQUALIFIED DEFERRED COMPENSATION

The "2018 Nonqualified Deferred Compensation" table describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching and/or annual non-elective contributions by the Company. NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the NEO elected to further defer the payment as permitted by the plans.

Name	Plan Name[1]	Executive Contributions in 2018[2]	Registrant Contributions in 2018[2]	Aggregate Earnings in 2018[3]	Aggregate Withdrawals/ Distributions[4]	Aggregate Balance at 12/31/18[5]
D. James Umpleby III	SDCP	$ 279,000	$ 139,500	$ (528,836)	$ —	$ 3,607,578
	SEIP	$ —	$ —	$ (1,954)	$ —	$ 36,746
	DEIP	$ —	$ —	$ (326,879)	$ —	$ 3,227,683
Andrew R. J. Bonfield	SDCP	$ —	$ —	$ —	$ —	$ —
Joseph E. Creed	SDCP	$ 51,442	$ 57,773	$ (70,346)	$ —	$ 358,861
Bradley M. Halverson	SDCP	$ 119,678	$ 42,709	$ 34,698	$ —	$ 1,887,635
	SEIP[5]	$ —	$ —	$ (210)	$ (7,692)	$ —
	DEIP[5]	$ —	$ —	$ (3,978)	$ (145,588)	$ —
Robert B. Charter	SDCP[6]	$ 77,583	$ 38,791	$ (7,543)	$ (234,858)	$ —
Bob De Lange	SDCP	$ 36,850	$ 61,275	$ 1,072	$ —	$ 169,793
Denise C. Johnson	SDCP	$ 367,581	$ 108,083	$ (283,415)	$ —	$ 1,450,563
Thomas A. Pellette	SDCP	$ 78,278	$ 39,139	$ (46,396)	$ —	$ 336,956

(1) The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan adopted in March 2007 with a retroactive effective date of January 1, 2005, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP).

(2) SDCP allows eligible U.S. employees, including all NEOs, to voluntarily defer a portion of their base salary and annual incentive pay into the plan and receive a Company matching contribution. Amounts deferred by executives in 2018 are included in the "2018 Summary Compensation Table." Matching and/or annual non-elective contributions in non-qualified deferred compensation plans made by Caterpillar in 2018 are also included in the "2018 All Other Compensation Table" under the Company Contributions SDCP column. SDCP participants may elect a lump sum payment or an installment distribution payable for up to 15 years after separation.

(3) Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results. The investment choices available to the participant mirror those of the Company's 401(k) plans.

(4) Amounts represent distributions of non-qualified deferred compensation subsequent to the NEOs retirement.

(5) Amounts in this column include the following amounts that were previously reported in the "Summary Compensation Table" for the years 2016–2018 as follows: Mr. Umpleby $572,436; Mr. Creed $109,215; Mr. Halverson $276,684; Mr. Charter $227,993; Mr. De Lange $164,595; Ms. Johnson $611,030; and Mr. Pellette $139,128.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Except for customary provisions in employee compensation plans and as required by law, there are no pre-existing severance or change in control agreements with the NEOs.

The following is a summary of the compensation that would become payable under the existing compensation plans if an NEO's employment had terminated on December 31, 2018 in each of the following scenarios:

- Voluntary Separation, including retirement that does not qualify as Long-Service Separation
- Long-Service Separation (separation after age 55 with five or more years of Company service)
- Termination for Cause
- Termination without Cause or for Good Reason within one year following a change in control (Termination following CIC)

EQUITY AWARDS

Voluntary Separation	■ Stock Options and SARs: Vested awards are exercisable until the earlier of the expiration date or 60 days from the separation date; unvested awards are forfeited
	■ PRSUs and RSUs: Unvested awards are forfeited
Long-Service Separation	■ Stock Options and SARs granted prior to 2016: Vest and are exercisable until the earlier of the expiration date or 60 months from the separation date
	■ Stock Options granted in 2016: Vest and become immediately exercisable for the remaining term of the award
	■ Stock Options granted in 2017 and after: Vest over the normal vesting schedule and become exercisable for the remaining term of the award
	■ RSUs granted in 2016: Accelerated vesting
	■ RSUs granted in 2017 and after: Vest over their normal vesting schedule
	■ PRSUs granted prior to 2017: Remain outstanding and vest if and to the extent performance goal is achieved
	■ PRSUs granted in 2017 and 2018: Prorated vesting based on the number of months employed during the performance cycle; PRSUs remain outstanding and vest if and to the extent performance goal is achieved
Termination for Cause	■ Stock Options and SARs: Vested but unexercised awards and unvested awards are forfeited
	■ PRSUs and RSUs: Unvested awards are forfeited
Termination following CIC	■ Stock Options: Vest and become immediately exercisable for remaining term of the award
	■ PRSUs and RSUs: Accelerated vesting of outstanding awards

ANNUAL INCENTIVE AWARDS

Voluntary Separation	■ Payment is forfeited
Long-Service Separation	■ Payment for a pro-rated service period based on actual results
Termination for Cause	■ Payment is forfeited
Termination following CIC	■ Payment for a pro-rated service period assuming achievement of target opportunity (not applicable to Short-Term Incentive Plan)

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

TERMS AND POTENTIAL PAYMENTS – CHANGE IN CONTROL

The following tabular information quantifies certain payments that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2018. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 31, 2018.

		Equity Awards				
Name	**Termination Scenario[1]**	**Stock Options/ SARs[2]**	**PRSUs/RSUs[3]**	**Annual Incentive[4]**	**Retention/Retirement Payment**	**Total**
D. James Umpleby III	Voluntary Separation	$ 6,477,134	$ 7,355,881	$ 4,742,000	$ —	$ 18,575,015
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ 6,477,134	$ 12,670,436	$ 2,495,548	$ —	$ 21,643,118
Andrew R. J. Bonfield	Voluntary Separation	$ —	$ —	$ 585,000	$ —	$ 585,000
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ —	$ 4,029,375	$ 307,507	$ —	$ 4,336,882
Joseph E. Creed	Voluntary Separation	$ —	$ —	$ 677,000	$ —	$ 677,000
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ 585,345	$ 2,115,629	$ —	$ —	$ 2,700,974
Bradley M. Halverson[5]	Voluntary Separation	$ 3,698,422	$ 4,113,891	$ 597,000	$ 2,612,250[6]	$ 11,021,563
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ —	$ —	$ —	$ —	$ —
Robert B. Charter[5]	Voluntary Separation	$ 3,968,934	$ 4,391,031	$ 673,000	$ 2,967,125[6]	$ 12,000,090
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ —	$ —	$ —	$ —	$ —
Bob De Lange	Voluntary Separation	$ —	$ —	$ 1,180,000	$ —	$ 1,180,000
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ 2,488,786	$ 4,575,125	$ 834,066	$ —	$ 7,897,977
Denise C. Johnson	Voluntary Separation	$ —	$ —	$ 1,677,000	$ —	$ 1,677,000
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ 2,939,876	$ 4,963,336	$ 877,626	$ —	$ 8,780,838
Thomas A. Pellette	Voluntary Separation	$ 3,845,084	$ 4,054,078	$ 1,629,000	$ —	$ 9,528,162
	Termination for Cause	$ —	$ —	$ —	$ —	$ —
	Termination following CIC	$ 3,845,084	$ 5,970,366	$ 919,606	$ —	$ 10,735,056

(1) If a NEO qualifies for long-service separation and voluntarily separates from the company, long-service separation rules will apply. In 2018, Messrs. Umpleby, Charter, Halverson and Pellette each qualified for long-service separation and would therefore receive the amounts reported under "Voluntary Separation."

(2) For valuation purposes, as of December 31, 2018, the option exercise price was lower than the year-end closing price of $127.07 for the 2016 and 2017 grants and higher than the year-end closing price of $127.07 for the 2018 grant. The 2016, 2017 and 2018 grants were not fully vested as of December 31, 2018.

(3) The valuation shown is based on the number of PRSUs and RSUs, including any applicable DEUs (rounded to the nearest whole unit), that would vest multiplied by the closing price of Caterpillar common stock on December 31, 2018, which was $127.07 per share.

(4) The AIP provisions limit the payout to a maximum of $15.0 million in any single year. Amounts shown for "Termination following CIC" represent the target payout available under AIP for all NEOs except Mr. Creed who participated in the 2018 STIP.

(5) For Messrs. Halverson and Charter the amounts shown represent only what they received for voluntary separation as they separated during the year.

(6) The amount represents payments in connection with the retention and subsequent retirements of Messrs. Halverson and Charter, respectively.

COMPENSATION RISK

The CHRC regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the CHRC and the independent compensation consultant, and the CHRC concluded that the compensation plans reflected the appropriate compensation goals and philosophy. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

CEO PAY RATIO

The Company is providing the following disclosure about the relationship of the annual total compensation of its employees to the annual total compensation of Mr. Umpleby, the Chairman and CEO. To better understand this disclosure, it is important to emphasize that the Company's compensation programs are designed to reflect local market practices across our global operations. The Company strives to create a competitive global compensation program in terms of both the position and the geographic location in which Caterpillar employees are located. As a result, the Company's compensation programs vary among each local market to provide for a competitive compensation package.

- The median annual total compensation of all Caterpillar employees, other than Mr. Umpleby, was $73,464.
- Mr. Umpleby's annual total compensation, as reported in the Summary Compensation Table was $27,289,513.
- The ratio of Mr. Umpleby's annual total compensation compared to the median of the annual total compensation of all employees was 371 to 1.

As permitted by SEC rules, we determined that for 2018 we could refer to the same median employee that was identified for 2017. There has been no change in either our employee population or our employee compensation arrangements in 2018 that we believe would significantly impact our pay ratio disclosure. We identified our median employee by including all full- and part-time employees as of October 1, 2017, of which approximately 43 percent were in the U.S. and 57 percent were outside of the U.S. The Company did not exclude any of its employees when determining the employee population from which to identify the median employee. For purposes of identifying the Company's median employee, the Company considered the base salary and annual cash incentive. Base salary and annual cash incentive were chosen because (i) they represent the principal forms of compensation delivered to all employees and (ii) this information is readily available in each country. In addition, compensation was measured using the 12-month period ending December 31, 2017.

The Company's median employee's total compensation for 2018 was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, as required pursuant to the SEC executive compensation disclosure rules.

SHAREHOLDER PROPOSALS

PROPOSAL 4 – SHAREHOLDER PROPOSAL – AMEND PROXY ACCESS TO REMOVE RESUBMISSION THRESHOLD

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that requests that the Board amend the Company's bylaws to remove the requirement that a director candidate submitted through the proxy access process receive a minimum level of support in order to qualify as a proxy access candidate at a future shareholder meeting.

Who submitted the proposal?

The proposal was submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has represented that he is the owner of 100 shares of Caterpillar Inc. common stock.

Board Voting Recommendation:

⊗ **AGAINST** proposal

Caterpillar Inc. is not responsible for the content of this shareholder proposal or supporting statement.

PROPOSAL

PROPOSAL 4 — IMPROVE SHAREHOLDER PROXY ACCESS

RESOLVED: Shareholders ask the board of directors to amend its proxy access bylaw provisions and any associated documents, to include the following change: A shareholder proxy access director candidate shall not need to obtain a specific percentage vote in order to qualify as a shareholder proxy access director candidate at any future shareholder meeting.

SUPPORTING STATEMENT

This proposal is important because a shareholder proxy access candidate might not obtain the currently required 25% - vote (and thus unfortunately be disqualified the following year under our current rule) even if he or she is better qualified than certain existing directors. Shareholders may simply believe that at the time of the annual meeting that the company is not ready for a proxy access candidate and hence may not support the candidate because the timing is not right.

A year later a majority of shareholders might determine that circumstances have changed due to mismanagement or economic downturn and that the timing is then right. Hence shareholders should be able to vote for such a highly qualified candidate.

The following are just a few of the scores of companies that do not require a proxy access director candidate to obtain a specific percentage vote in order to be a candidate in the following year:

Citigroup (C)
eBay (EBAY)
FedEx (FDX)
Goodyear (GT)
Home Depot (HD)

Improved shareholder proxy access would put shareholders in a better position to question the wisdom and timing of stock buybacks.

Stock buybacks can be a sign of short-termism for executives - sometimes boosting share price without boosting the underlying value, profitability, or ingenuity of the company. A dollar spent repurchasing a share is a dollar that cannot be spent on new equipment, an acquisition or entry into a new market.

Please vote yes: Improve Shareholder Proxy Access — Proposal 4

COMPANY RESPONSE

After careful consideration, the Board recommends a vote AGAINST this proposal for the reasons provided below:

The Board believes that the Company's current proxy access provisions reflect an appropriate balance between the benefits and risks of proxy access. The proposal seeks an amendment that would disrupt that balance.

Before adopting a bylaw amendment in December 2015 to allow proxy access, the Company reviewed the provisions adopted by many other companies and consulted widely with its major investors to understand their views on proxy access and the specific provisions they considered important. In adopting proxy access, the Board considered whether to include a resubmission threshold for proxy access candidates, and elected to include a threshold similar to those adopted by many other public companies.

The Company's proxy access provisions prohibit renomination of a proxy access candidate who was nominated at either of the preceding two annual meetings and did not receive support of at least 25 percent of the shares voted in the prior election.

This limitation on renominations prevents a candidate who has not received significant shareholder support from continuing to impose on those shareholders who do not support their candidacy the expense and disruption of the proxy access process. The limitation also means that a candidate with low levels of support cannot restrict the ability of other candidates who may have more support to effectively use the proxy access provision.

The proxy access rights adopted by the Company should also be viewed in the context of Caterpillar's other governance practices, which include the opportunity for shareholders to nominate directors outside of the proxy access process, the annual election of all directors, majority voting for directors in uncontested elections, a policy allowing no more than two non-independent directors (currently eleven independent directors out of twelve), and tenure policies for directors that promote board refreshment.

Given these governance practices, the fact that the Company's proxy access provisions are consistent with market practices, and the Board's belief that the proponent's requested revisions may impose expense and disruption on other shareholders who do not support a particular proxy access candidate, the Board does not believe that changing the Company's proxy access framework is necessary or advisable.

PROPOSAL 5 – SHAREHOLDER PROPOSAL – REPORT ON ACTIVITIES IN CONFLICT-AFFECTED AREAS

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that asks the Board to assess and report on risks associated with business activities in conflict-affected areas other than those areas already addressed through the Company's conflict minerals policy.

Who submitted the proposal?

The proposal was submitted by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America, 815 Second Avenue, New York, NY 10017, who has represented that it is the owner of 200 shares of Caterpillar Inc. common stock. The proposal was also submitted by four other co-filers. Pursuant to Rule 14a-8(l)(1) promulgated under the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the co-filers of this shareholder proposal promptly upon receipt of a written or oral request.

Board Voting Recommendation:

⊗ **AGAINST** proposal

Caterpillar is not responsible for the content of this shareholder proposal or the supporting statement.

PROPOSAL

PROPOSAL 5 — REPORT ON ACTIVITIES IN CONFLICT-AFFECTED AREAS

WHEREAS, Caterpillar is committed to respecting internationally recognized human rights throughout its global operations and considered principles in the Universal Declaration of Human Rights (UDHR) in developing its Human Rights Policy;

Caterpillar envisions a world in which all people's basic needs - shelter, clean water, sanitation, food and reliable power - are fulfilled in a sustainable way and a company that improves the quality of the environment and the communities where its employees live and work;

Business activities in conflict-affected areas may cause or contribute to violations of international humanitarian law (IHL) and human rights, such as the UDHR, and voluntary corporate commitments, such as Caterpillar's human rights policy, entailing an array of legal, financial, and reputational risks for the companies involved;

Caterpillar is committed to not knowingly providing support to, contributing to, assisting with, or facilitating armed conflict in the Democratic Republic of Congo through the extraction and trade of "conflict materials" in the DRC and adjoining countries and following due diligence procedures, which are consistent with a nationally or internationally recognized due diligence framework;[1]

As shareholders we believe that in an increasingly unstable world, it is prudent for Caterpillar to ensure that any business it conducts in conflict-affected areas, including international armed conflicts (e.g., Iraq[2]), internal armed conflicts (e.g., Myanmar[3]) and military occupations (e.g., Occupied Palestinian Territory[4]), also avoids providing support to, contributing to, assisting with, or facilitating armed conflict and follows due diligence procedures consistent with these frameworks;

RESOLVED, Shareholders request that Caterpillar assess and report to shareholders, at reasonable expense and excluding proprietary information, on the company's approach to mitigating the risks associated with business activities in conflict-affected areas other than areas already addressed through its conflict minerals policy.

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(1) Caterpillar, "Conflict Minerals Position Statement," https://www.caterpillar.com/en/company/sustainability/conflict-minerals.html (accessed on November 8, 2018).

(2) The following article notes the use of 16 Caterpillar D9 bulldozers in Iraq, Sawyer, Tom and Andrew Wright, "Battlefield Commanders Review Lessons from Iraq," *Engineering News Record,* September 22, 2013.

(3) The following article references significant investment by Caterpillar in Myanmar, Jennings, Ralph, "Why Ethnic Violence Has Gripped Myanmar Again and Investors Don't Mind," *Forbes*, January 19, 2017, https://www.forbes.com/sites/ralphjennings/2017/01/19/why-ethnic-violence-has-gripped-myanmar-again-and-investors-dont-mind/#5acfbfa4200d (accessed on November 8, 2018).

(4) *Los Angeles Times*, "Caterpillar cut from investment lists; Israeli role cited," June 27, 2012, http://latimesblogs.latimes.com/world_now/2012/06/caterpillar-israel-palestine-investment-controversy.html (accessed on November 8, 2018).

SUPPORTING STATEMENT

We believe that it is in Caterpillar's best interest, advancing its corporate reputation and human rights leadership, to establish such policies that would be applicable to any conflict-affected area in which the company and its brands and subsidiaries may operate. In particular, the report should assess whether additional policies are needed to supplement Caterpillar's current Human Rights Policy to avoid causing or contributing to violations of human rights, such as:

- Displacement of individuals and/or unlawful appropriation or destruction of their property: and
- Exploitation of the territory's natural resources without the people of the territory's consent or for purposes other than their benefit.

Please vote your proxy FOR this proposal.

COMPANY RESPONSE

After careful consideration, the Board recommends a vote AGAINST this proposal for the reasons provided below:

Caterpillar has deep respect and compassion for all persons affected by conflict wherever it occurs. We have implemented standards and policies that define the behavior we expect from our directors, officers, employees and business partners which apply globally, including in conflict-affected areas.

Caterpillar is committed to operating under the values outlined in our Code of Conduct and to complying with all applicable laws and regulations. As described in our Code of Conduct, "We are pro-active members of our communities. As individuals and as a company, we contribute our time and resources to promote the health, welfare and economic stability of communities around the world. We conduct our business in a manner that respects human rights."

In support of the statements in our Code of Conduct, the Company maintains a compliance program designed to ensure compliance with all applicable laws and regulations, including export controls and economic sanctions adopted by the U.S. and other countries. That program prohibits, among other things, sales to countries, entities and individuals that would violate applicable export controls or economic sanctions.

In addition to our Code of Conduct, Caterpillar has adopted a supplier code of conduct and a human rights policy that is informed by and incorporates many elements of internationally recognized human rights standards, including the Universal Declaration of Human Rights. Implementation of this policy includes an ongoing assessment of the impact our operations have on human rights, due diligence, performance tracking, mechanisms to report grievances and remediation processes.

The Board believes that the Company has already adopted and implemented appropriate policies and practices that address the concerns raised by the proponents as they pertain to the Company's activities. Accordingly, we believe that the proposal's additional reporting requirements would impose an unnecessary administrative burden that is not in the best interest of the Company or its shareholders.

OTHER IMPORTANT INFORMATION

MATTERS RAISED AT THE ANNUAL MEETING NOT INCLUDED IN THIS STATEMENT

We do not know of any matters to be acted upon at the 2019 Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2020 ANNUAL MEETING

A proposal for action or the nomination of a director to be presented by any shareholder at the 2020 annual meeting of shareholders must be delivered in the manner and accompanied by the information required in our bylaws.

- **Rule 14a-8 proposals:** If the proposal is to be included in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be received at the office of the Corporate Secretary on or before January 4, 2020.

- **Proposals or nominations not to be included in our proxy:** If the proposal or the nomination of a director is not to be included in the proxy statement, the proposal must be received at the office of the Corporate Secretary no

earlier than February 13, 2020 and no later than April 13, 2020.

- **Proxy access nominations:** If the proposal is for the nomination of directors to be included in our proxy statement pursuant to proxy access under Article II, Section 4 of Caterpillar's bylaws, the proposal must be received at the office of the Corporate Secretary no earlier than December 5, 2019 and no later than January 4, 2020.

Our bylaws are available on our website at www.caterpillar.com/governance. Shareholder proposals, director nominations and requests for copies of our bylaws should be delivered to Caterpillar Inc. c/o General Counsel and Corporate Secretary, 510 Lake Cook Road, Suite 100, Deerfield, IL 60015.

PERSONS OWNING MORE THAN FIVE PERCENT OF CATERPILLAR COMMON STOCK

The following table lists those persons or groups (based on a review of Schedule 13Gs filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of December 31, 2018:

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of class
	Sole	Shared	Sole	Shared		
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	30,910,730	0	35,985,874	0	35,985,874	6.1
State Street Corporation and various direct and indirect subsidiaries[1] State Street Financial Center One Lincoln Street Boston, MA 02111	0	22,094,265	0	47,517,400	47,524,133	8.1
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	720,357	133,740	50,339,259	838,449	51,177,708	8.67

(1) State Street Bank and Trust Company serves as investment manager for certain Caterpillar defined contribution plans (17,202,511 shares).

(2) Beneficial ownership includes 534,529 shares for which Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner, as a result of serving as investment manager of collective trust accounts. Beneficial ownership also includes 482,836 shares for which Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner as a result of its serving as investment manager of Australian investment offerings.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS*

Security ownership of Caterpillar's Executive Officers, Board of Directors and Nominees to the Board of Directors (as of January 1, 2019) is included in the following table:

	Common Stock[1]	Shares Underlying Stock Options/ SARs/RSUs Exercisable within 60 Days	Additional Stock Options/SARs/RSUs Exercisable upon Retirement[2]	Total
Kelly A. Ayotte	458	-	-	458
Andew R.J. Bonfield	26,182	-	-	26,182
David L. Calhoun	45,579	-	-	45,579
Robert B. Charter	31,900	275,523	-	307,423
Joseph E. Creed	15,508	31,057	-	46,565
Bob De Lange	11,310	108,004	-	119,314
Daniel M. Dickinson	6,554	-	-	6,554
Juan Gallardo	273,716	-	-	273,716
Bradley M. Halverson	26,967	176,232	-	203,199
Denise C. Johnson	10,665	34,497	-	45,162
Dennis A. Muilenburg	10,865	-	-	10,865
William A. Osborn	51,645	-	-	51,645
Thomas A. Pellette	33,827	114,182	32,085	180,094
Debra L. Reed- Klages	5,054	-	-	5,054
Edward B. Rust, Jr.	31,039	-	-	31,039
Susan C. Schwab	16,703	-	-	16,703
D. James Umpleby III	47,470	536,586	38,016	622,072
Miles D. White	6,764	-	-	6,764
Rayford Wilkins, Jr.	943	-	-	943
All directors and executive officers as a group[3] (23 persons)	713,894	1,328,632	73,908	2,116,434

*   Each person listed in the table has beneficial ownership of less than 1 percent.

(1)   Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

(2)   Stock Options, SARs or RSUs that are not presently exercisable within 60 days but that would become immediately exercisable if such individual was eligible to retire and elected to retire pursuant to long-service separation.

(3)   None of the shares held by the group has been pledged.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE, and to furnish Caterpillar with copies of such forms. Based on our review of the forms we have received, or written representations from reporting persons, we believe that, during the current fiscal year and in prior fiscal years, each of our executive officers and directors complied with all such filing requirements, with the exception of one late Form 4 filing by each of Juan Gallardo, Miles D. White and Ramin Younessi, each of which disclosed one transaction and was filed late due to administrative error.

ACCESS TO FORM 10-K

Upon written request, without charge to each record or beneficial holder of Caterpillar common stock as of April 15, 2019, we will provide a copy of our Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC. Written requests should be directed to Caterpillar Inc. General Counsel and Corporate Secretary at 510 Lake Cook Road, Suite 100, Deerfield, IL 60015.

NON-GAAP FINANCIAL MEASURES

The following definitions are provided for the non-GAAP financial measures used in this proxy statement. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP and therefore are unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures.

Adusted Profit: The Company believes it is important to separately quantify the profit impact of several significant items in order for the Company's results to be meaningful to readers. These items consist of (i) restructuring costs, which are incurred in the current year to generate longer-term benefits, (ii) pension and OPEB mark-to-market losses resulting from plan remeasurements, (iii) certain deferred tax valuation allowance adjustments, (iv) U.S. tax reform impact and (v) a gain on the sale of an equity investment. The Company does not conisder these items indicative of earnings from ongoing business activities and believes the non-GAAP measures will provide useful perspective on underlying business results and trends, and a means to asses the Company's period-over-period results.

Reconciliations of enterprise operating profit to the most directly comparable GAAP measure, consolidated operating profit, are as follows:

(Millions of dollars)		2017		2018
Consolidated operating profit	$	4,460	$	8,293
Restructuring costs	$	1,227	$	394
Enterprise operating profit	$	5,687	$	8,687

Reconciliations of adjusted profit per share to the most directly comparable GAAP measure, diluted profit per share, are as follows:

		2017		2018
Profit per share	$	1.26	$	10.26
Per share restructuring costs[1]	$	1.68	$	0.50
Per share mark-to-market losses[2]	$	0.26	$	0.64
Per share deferred tax valuation allowance adjustments	$	(0.18)	$	(0.01)
Per share U.S. tax reform impact	$	3.95	$	(0.17)
Per share gain on sale of equity investment[2]	$	(0.09)	$	—
Adjusted profit per share	$	6.88	$	11.22

Per share amounts are computed using fully diluted shares outstanding except for consolidated loss per share, which as computed using basic shares outstanding.

(1) At statutory tax rates. 2017 is prior to consideration of U.S. tax reform. Full-year 2017 also includes $15 million increase to prior year taxes related to non-U.S. restructuring costs.
(2) At statutory tax rates. 2017 is prior to consideration of U.S. tax reform.

FREQUENTLY ASKED QUESTIONS REGARDING MEETING ATTENDANCE AND VOTING

Q: WHY AM I RECEIVING THESE PROXY MATERIALS?

A: You have received these proxy materials because you are a Caterpillar shareholder of record as of April 15, 2019, and Caterpillar's Board of Directors is soliciting your authority (or proxy) to vote your shares at the 2019 Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

Q: HOW DO I OBTAIN AN ADMISSION TICKET TO ATTEND THE ANNUAL MEETING?

A: Anyone wishing to attend the Annual Meeting must have an admission ticket. Admission is limited to:

- Shareholders of record as of April 15, 2019;

- Authorized proxy holders of shareholders of record as of April 15, 2019; or

- An authorized representative of a registered shareholder who has been designated to present a shareholder proposal.

You must provide evidence of your ownership of shares along with your ticket request and follow the requirements for obtaining an admission ticket specified in the "Admission and Ticket Request Procedure" on page 66. Accredited members of the media and analysts are also permitted to attend the Annual Meeting by following the directions provided in the "Admission and Ticket Request Procedure" on page 66.

Q: WHAT IS THE DIFFERENCE BETWEEN A REGISTERED SHAREHOLDER AND A STREET NAME HOLDER?

A: A registered shareholder is a shareholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Shareowner Services LLC. If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a registered shareholder. For shares held in street name, the registered shareholder is the bank, broker or other intermediary. Caterpillar only has access to ownership records for registered shareholders.

Q: WHEN WAS THE RECORD DATE AND WHO IS ENTITLED TO VOTE?

A: The Board of Directors set April 15, 2019 as the record date for the 2019 Annual Meeting. Holders of Caterpillar common stock as of the record date are entitled to one vote per share. As of April 15, 2019, there were 571,875,537 shares of Caterpillar common stock outstanding.

A list of all registered shareholders as of the record date will be available for examination by shareholders during normal business hours at 510 Lake Cook Road, Suite 100, Deerfield, IL 60015 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting.

Q: HOW DO I VOTE?

A: You may vote by any of the following methods:

 **In Person –** Shareholders that obtain an admission ticket and attend the Annual Meeting will receive a ballot for voting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person and submit the proxy along with your ballot at the meeting.

 **By Mail –** Complete, sign and return the proxy and/or voting instruction card provided.

 **By Mobile Device –** Scan this QR code and follow the voting links.

 **By Phone –** Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

 **By Internet –** Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

If you vote by phone, mobile device or the Internet, please have your Internet Notice, proxy and/or voting instruction card or email notice available. The control number appearing on your Internet Notice, proxy and/or voting instruction card or email notice is necessary to process your vote. A mobile device, phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: HOW DO I VOTE MY 401(K) OR SAVINGS PLAN SHARES?

A: If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

Q: WHAT ARE "BROKER NON-VOTES" AND WHY IS IT IMPORTANT THAT I SUBMIT MY VOTING INSTRUCTIONS FOR SHARES I HOLD IN STREET NAME?

A: Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.

Q: HOW CAN I AUTHORIZE SOMEONE ELSE TO ATTEND THE ANNUAL MEETING OR VOTE FOR ME?

A: Registered shareholders can authorize someone other than the individual(s) named on the proxy and/or voting instruction card to attend the meeting or vote on their behalf by crossing out the individual(s) named on the card and inserting the name of the individual being authorized or by providing a written authorization to the individual being authorized.

Street name holders can authorize someone other than the individual(s) named on the legal proxy obtained from their broker to attend the meeting or vote on their behalf by providing a written authorization to the individual being authorized along with the legal proxy.

To obtain an admission ticket for an authorized proxy representative, see the requirements specified in the "Admission and Ticket Request Procedure" on page 66.

Q: HOW CAN I CHANGE OR REVOKE MY PROXY?

A: **Registered shareholders:** You may change or revoke your proxy by submitting a written notice of revocation to Caterpillar Inc. c/o Corporate Secretary at 510 Lake Cook Road, Suite 100, Deerfield, IL 60015 before the Annual Meeting or by attending the Annual Meeting and voting in person. For all methods of voting, the last vote cast will supersede all previous votes.

Holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETING?

A: A quorum of shareholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum.

Q: WHAT VOTE IS NECESSARY FOR ACTION TO BE TAKEN ON PROPOSALS?

A: In uncontested elections, director nominees are elected by a majority vote of the shares cast, meaning that each director nominee must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board of Directors.

In a contested election, director nominees are elected by a plurality of the votes cast, meaning that the nominees with the most affirmative votes are elected to fill the available seats.

All other actions presented for a vote of the shareholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will not have an effect on any of the proposals presented for your vote.

Votes submitted by mail, telephone, mobile device or internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined, and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or email notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: WHAT IS HOUSEHOLDING?

A: The company and its intermediaries may engage in "householding", which refers to the process pursuant to which delivery requirements for proxy statements and notices may be satisfied with respect to two or more shareholders sharing the same address through the delivery of a single proxy statement or a single Internet Notice addressed to those shareholders, unless contrary instructions have been received. If your proxy materials are being householded and you would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request prompt delivery of a copy of the proxy materials by contacting the General Counsel and Corporate Secretary at (224) 551-4160 or 510 Lake Cook Road, Suite 100, Deerfield, Illinois 60615.

Q: WHO PAYS FOR THE SOLICITATION OF PROXIES?

A: Caterpillar pays the cost of soliciting proxies on behalf of the Board. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. We have hired Innisfree to assist in the solicitation. We will pay Innisfree a fee of $15,000 for these services and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes. Proxies may also be solicited on behalf of the Board by directors, officers or employees of Caterpillar by telephone or in person, or by mail or through the Internet. No additional compensation will be paid to such directors, officers or employees for soliciting proxies.

Q: WHERE CAN I FIND VOTING RESULTS OF THE ANNUAL MEETING?

A: We will announce preliminary voting results at the Annual Meeting and publish the final results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

ADMISSION AND TICKET REQUEST PROCEDURE

ADMISSION

Admission is limited to shareholders of record as of April 15, 2019 and one immediate family member, or one individual designated as a shareholder's authorized proxy holder or one representative designated in writing to present a shareholder proposal. In each case, the individual must have an admission ticket and valid government issued photo identification to be admitted to the Annual Meeting. In addition, share ownership will be verified by one of the following methods:

REGISTERED SHAREHOLDERS	STREET NAME HOLDERS
Option A ■ A copy of your proxy card or notice showing shareholder name and address; or **Option B** ■ Name(s) of shareholder ■ Address ■ Phone number and ■ Social security number or shareholder account ID **Also include:** ■ Name of immediate family member guest, if not a shareholder. ■ Name of authorized proxy representative, if applicable. ■ Address where tickets should be mailed and phone number.	**One of the following:** ■ A copy of your April brokerage account statement showing Caterpillar stock ownership as of April 15, 2019; or ■ A letter from your broker, bank or other nominee verifying your ownership as of April 15, 2019; or ■ A copy of your brokerage account voting instruction card showing shareholder name and address. **Also include:** ■ Name of immediate family member guest, if not a shareholder. ■ Name of authorized proxy representative, if applicable. ■ Address where tickets should be mailed and phone number.

TICKET REQUEST DEADLINE

Ticket requests must include all information specified in the applicable table above and be submitted in writing and received by Caterpillar on or before May 29, 2019. No requests will be processed after that date.

TO SUBMIT A REQUEST

Submit ticket requests by email to catshareservices@cat.com or by mail to Caterpillar Inc. c/o Corporate Secretary, 510 Lake Cook Road, Suite 100, Deerfield, IL 60015. Ticket requests by telephone will not be accepted.

AUTHORIZED PROXY REPRESENTATIVE

A shareholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the shareholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The shareholder information specified above and a written proxy authorization must accompany the ticket request.

PROPONENT OF A SHAREHOLDER PROPOSAL

For each shareholder proposal included in this proxy statement, the shareholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the shareholder at the Annual Meeting. One admission ticket will be issued for the designated representative.

MEDIA

Accredited members of the media must register with the Company prior to the Annual Meeting. To register, please contact Corrie Scott by phone (224-551-4133) or email (scott_corrie@cat.com).

ANALYSTS

Analysts must register with the Company prior to the Annual Meeting. To register, please contact Jennifer Driscoll, Director of Investor Relations, by phone (309-675-4549) or email (catir@cat.com).



ENTERPRISE AWARDS AND RECOGNITION

THIRD PARTIES REGULARLY RECOGNIZE OUR EFFORTS.
WE ARE PLEASED TO HIGHLIGHT SOME OF OUR 2018 AWARDS.

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WORLD'S MOST ADMIRED COMPANIES
FORTUNE MAGAZINE

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#65 ON THE FORTUNE 500
FORTUNE MAGAZINE

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DOW JONES SUSTAINABILITY INDEX
WORLD AND NORTH AMERICA

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THE JUST 100: AMERICA'S BEST CORPORATE CITIZENS
FORBES

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WORLD'S MOST REPUTABLE COMPANIES
FORBES

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UNITED WAY WORLDWIDE'S GLOBAL CORPORATE LEADERSHIP PROGRAM

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CORPORATE EQUALITY INDEX
HUMAN RIGHTS CAMPAIGN FOUNDATION

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FOR A FULL LIST OF OUR 2018 AWARDS AND RECOGNITIONS,
PLEASE VISIT: WWW.CATERPILLAR.COM/AWARDS



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